Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

between and among

BIDDEFORD AND SACO WATER COMPANY
(a Maine corporation),

CONNECTICUT WATER SERVICE, INC.
(a Connecticut corporation), and

OAC INC.,
(a Maine corporation)

Dated as of July 18, 2012

TABLE OF CONTENTS

1.	THE MERGER 2

1.1	Surviving Corporation. 2

1.2	Effects of the Merger. 2

1.3	Further Assurances. 2

1.4	Articles of Incorporation; Bylaws; Directors and Officers. 3

1.5	Title and Survey. 3

1.6	Due Diligence. 4

1.7	Inspection Period. 4

1.8	Instruments of Title; Closing Documents. 5

1.9	Tax Consequences. 5

1.10	Closing Date. 5

2.	TREATMENT OF SHARES 6

2.1	Conversion of Shares. 6

2.2	Exchange of Certificates. 7

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY 10

3.1	Regulated Utility and Corporate Status; No Subsidiaries; Affiliates; Capacity 10

3.2	Title to Properties; Use of Water. 11

3.3	Use of Assets. 12

3.4	Articles of Incorporation; Bylaws; Directors and Officers. 12

3.5	Capitalization. 12

3.6	Authorization and Approval of Agreement 13

3.7	Absence of Defaults. 13

3.8	Litigation, Orders, Etc. 14

3.9	Contracts. 14

3.10	No Brokers. 15

3.11	Financial Statements; Annual Reports. 15

3.12	Absence of Adverse Change. 15

3.13	Compliance with Laws; Licenses. 16

3.14	Environmental Matters. 16

3.15	Insurance. 17

3.16	Condition of System. 17

3.17	Tax Matters. 17

3.18	Employees. 20

3.19	Related Party Transactions. 21

3.20	Employee Benefit Plans. 21

3.21	Product Liability. 25

3.22	Corporate Records. 25

3.23	Bank Accounts and/or Credit. 25

3.24	Investigation. 26

3.25	Disclosure. 26

4.	REPRESENTATIONS AND WARRANTIES OF CWS AND NEWCO 26

4.1	Organization and Good Standing. 26

4.2	Authority Relative to this Agreement. 26

4.3	Absence of Defaults. 27

4.4	No Brokers. 27

4.5	CWS Common Stock. 27

4.6	SEC Filings. 27

4.7	Company Common Stock. 28

4.8	Disclosure. 28

4.9	Business Continuity. 28

5.	CONDUCT OF THE PARTIES PENDING THE CLOSING DATE AND OTHER AGREEMENTS OF THE PARTIES 28

5.1	Approvals and Consents. 28

5.2	Conduct of the Company’s Business. 28

5.3	Information and Access 31

5.4	Lawsuits 31

5.5	Compliance with Laws. 31

5.6	Company Stockholders Meeting. 31

5.7	Prospectus/Proxy Statement 32

5.8	Further Assurances 33

5.9	Employee Matters. 33

5.10	No Solicitation. 34

5.11	Confidentiality; Public Disclosure 37

5.12	Other Requested Information 37

5.13	Current Information 37

5.14	Notification of Certain Matters 38

5.15	Resignations of Directors 38

5.16	Listing of CWS Common Stock 38

5.17	Payment of Expenses. 38

5.18	No Inconsistent Action 38

5.19	Tax Matters. 38

5.20	Indemnification. 39

5.21	Eminent Domain Proceedings. 39

6.	CONDITIONS OF CWS’ OBLIGATIONS 40

6.1	Required Approvals. 40

6.2	Consents. 40

6.3	Accuracy of Representations and Warranties; Performance by the Company. 40

6.4	No Injunctions; Restraints or Litigation. 41

6.5	Delivery of Instruments of Title; Closing Documents 41

6.6	Clerk’s Certificate. 41

6.7	No Material Adverse Changes. 41

6.8	Title Insurance Policy. 42

6.9	Condition of Property. 42

6.10	Resignations. 42

6.11	Opinions of Counsel. 42

6.12	Registration Statement; NASDAQ Listing 42

7.	CONDITIONS OF THE COMPANY’S OBLIGATIONS 43

7.1	Required Approvals. 43

7.2	Accuracy of Representations and Warranties; Performance by CWS. 43

7.3	No Injunctions; Restraints or Litigation. 44

7.4	Secretary’s Certificates. 44

7.5	Form of Documents. 44

7.6	Opinion of Counsel. 44

7.7	Registration Statement; NASDAQ Listing. 44

8.	TERMINATION; AMENDMENT AND WAIVER 45

8.1	Termination by Mutual Consent. 45

8.2	Termination by Either CWS or the Company. 45

8.3	Termination by CWS. 46

8.4	Termination by the Company. 46

8.5	Notice of Termination; Effects of Termination. 47

8.6	Company Termination Fee. 49

8.7	CWS Termination Fee. 50

9.	MISCELLANEOUS PROVISIONS 50

9.1	Definitions. 50

9.2	Amendment. 55

9.3	Extension; Waiver. 55

9.4	Entire Agreement. 56

9.5	Interpretation; Construction. 56

9.6	Governing Law. 56

9.7	Assignments and Successors. 56

9.8	Notices. 57

9.9	Severability. 58

9.10	No Survival of Representations and Warranties; No Recourse. 58

9.11	No Additional Representations. 58

9.12	No Third-Party Rights. 58

9.13	Remedies. 59

9.14	Enforcement. 59

9.15	Exclusive Jurisdiction; Venue; Waiver of Jury Trials. 59

9.16	Counterparts; Effectiveness. 59

The schedules and exhibits to this Agreement and Plan of Merger dated as of July 18, 2012 by and between Connecticut Water Service, Inc., OAC Inc. and Biddeford and Saco Water Company, have not been provided herein pursuant to Item 601(b)(2) of Regulation S-K, . CWS undertakes to furnish supplementally copies of the omitted exhibits and schedules upon request by the Securities and Exchange Commission.

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger is dated as of July 18, 2012 (the “Agreement”) by and among Connecticut Water Service, Inc., a Connecticut corporation (“CWS”), OAC Inc., a Maine corporation and a wholly-owned subsidiary of CWS (“NewCo”), and Biddeford and Saco Water Company, a specially-chartered Maine corporation (the “Company”). Each of CWS, NewCo and the Company are sometimes collectively referred to herein as the “Parties”. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Section 9.1 hereof.

RECITALS
WHEREAS, the Company is a public water utility engaged in the collection, treatment and distribution of potable water through systems in the cities of Biddeford and Saco, the towns of Old Orchard Beach and Scarborough, and the Kennebunk, Kennebunkport, and Wells Water District, all in Maine (the “System”), and is subject to the jurisdiction of the Maine Public Utilities Commission (“MPUC”), the Maine Department of Environmental Protection (“DEP”) and the Maine Department of Health and Human Services (“DHHS”);
WHEREAS, the Parties intend that NewCo merge with and into the Company, with the Company to continue as the Surviving Corporation (as defined herein), and that the stockholders of the Company will receive shares of CWS Common Stock (as defined herein) in exchange for all of the outstanding shares of Company Common Stock (as defined herein), all on the terms and subject to the conditions hereinafter set forth;
WHEREAS, the board of directors of CWS has approved and declared advisable the Merger (as defined below) of NewCo with and into the Company upon the terms and subject to the conditions set forth herein;
WHEREAS, CWS, as the sole stockholder of NewCo, has approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, CWS;
WHEREAS, the board of directors of the Company has approved and declared advisable the Merger, upon the terms and subject to the conditions set forth herein, and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the stockholders of the Company;
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe the various conditions to the Merger; and

WHEREAS, the Parties desire that the transaction set forth herein qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the corresponding provisions of applicable state income tax law of Maine and that this Agreement be interpreted accordingly;
NOW, THEREFORE, in consideration of these premises and the mutual agreements, representations and warranties set forth in, and subject to the terms and conditions of, this Agreement, the Parties hereby agree as follows:

1.	THE MERGER
1.1    Surviving Corporation.
Subject to the conditions contained herein and in accordance with the provisions of this Agreement and the Maine Business Corporation Act (the “MBCA”), at the Effective Time (as defined in Section 1.10 hereof), NewCo shall be merged with and into the Company (the “Merger”), which, as the corporation surviving in the Merger (the “Surviving Corporation”), shall continue unaffected and unimpaired by the Merger to exist under and be governed by the laws of the State of Maine. Upon the effectiveness of the Merger, the separate existence of the NewCo shall cease and the Company shall become a direct, wholly-owned subsidiary of CWS.
1.2    Effects of the Merger.
The Merger shall have the effects set forth in this Agreement and in the MBCA. Upon and after the Effective Time of the Merger, the Surviving Corporation shall possess all the rights, privileges, powers and franchises, both of a public as well as a private nature, and be subject to all the restrictions, disabilities and duties of the Company and NewCo (collectively, the “Constituent Corporations”); and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations shall be vested in the Surviving Corporation; and all such property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter the property of the Surviving Corporation as if they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Corporation.
1.3    Further Assurances.
If at any time after the Effective Time of the Merger, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or in any other things are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by the Surviving Corporation by reason of, or as a result of, the Merger, the Constituent Corporations agree that the Surviving Corporation and its proper officers and directors shall and will execute and deliver all such property deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Constituent Corporations and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take any and all such action.
1.4    Articles of Incorporation; Bylaws; Directors and Officers.
(a)    The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall continue in full force and effect after the Effective Time as the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
(b)     At the Effective Time, the Bylaws of the Company shall be amended and restated to conform to the bylaws of NewCo as in effect immediately prior to the Effective Time.
(c)    At the Closing (as defined herein), the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers of NewCo immediately prior to the Effective Time, and each such director and officer shall hold his or her office commencing as of the Effective Time until the earlier of his or her resignation or removal or until his or her respective successor is duly elected or appointed and qualified, as the case may be.
1.5    Title and Survey.
CWS shall have the period from the date hereof to and ending at 5:00 p.m. on the date that is forty-five (45) days from the date of this Agreement (the “Inspection Period”) to determine whether the title to all of the real property constituting part of the Assets (as that term is defined in Section 3.2(b) hereof) (the “Property”) is marketable and/or insurable (subject to the exceptions set forth on Schedule 1.5, which shall be reasonably acceptable to CWS) at regular rates. If CWS determines during the Inspection Period that such title is neither marketable nor insurable (subject to the exceptions set forth on Schedule 1.5) at regular rates, CWS shall give the Company a written notice delivered prior to the termination of the Inspection Period setting forth any objections (the “CWS Title Objections”) that CWS has to title or survey matters affecting the marketability or insurability, as the case may be (subject to the exceptions set forth on Schedule 1.5), of the Property. For purposes of this Agreement, the standards of title of the Maine State Bar Association, to the extent applicable, shall govern the determination of marketable and/or insurable title (subject to the exceptions set forth on Schedule 1.5) at regular rates. The Company shall have the option to cure the CWS Title Objections within thirty (30) days after the date of such notice. If the Company elects not to cure or is unable to cure the CWS Title Objections by said date, CWS shall have the option to be exercised within ten (10) days of said date (in its sole discretion) of either (a) accepting the title as it then is for all purposes under this Agreement, waiving any additional rights CWS may have arising from such CWS Title Objections, and proceeding to carry out the transactions contemplated herein, or (b) terminating this Agreement, whereupon this Agreement shall terminate and CWS and the Company shall, subject to Section 8.5 hereof, have no further obligations or liabilities hereunder. If CWS does not give such a notice setting forth any CWS Title Objections during the Inspection Period, this Agreement shall remain in full force and effect, except that CWS’ rights pursuant to this Section 1.5 shall terminate from and after the termination of the Inspection Period. Except for liens securing the debt set forth on the Company Financial Statements provided pursuant to Section 3.11 hereof and liens securing debt set forth on Schedule 1.5 hereto (in either case, the “Permitted Debt”), any other mortgages and liens securing any of the Company’s obligations for borrowed money shall be extinguished by the Company on or prior to the Closing Date. Notwithstanding the provisions of this Section 1.5, CWS shall have the rights granted pursuant to the provisions of Section 1.7 with respect to any Title Objections regardless of whether or not any such Title Objections are set forth in CWS’ notice to the Company.
1.6    Due Diligence.
(a)    Within ten (10) Business Days of the execution of this Agreement, the Company shall provide CWS with a copy of the due diligence materials listed on Schedule 1.6(a) attached hereto.
(b)    During the Inspection Period, CWS, through its authorized agents or representatives, shall be entitled, upon reasonable advance notice to the Company, to enter upon the Property during normal business hours, and shall have the right to make such reasonable investigations and conduct such reasonable tests as CWS deems necessary or advisable (the “Testing Rights”), subject to the following limitations: (i) CWS shall give the Company written or telephonic notice at least one (1) Business Day before conducting any inspections on the Property, and a representative of the Company shall have the right to be present when CWS or its agents or representatives conducts its or their investigations on the Property; and (ii) neither CWS nor its Representatives shall materially interfere with the use, occupancy or enjoyment of the Property by the Company.
1.7    Inspection Period.
CWS shall have the Inspection Period to exercise its Testing Rights and to otherwise conduct such due diligence, including without limitation such investigation of any matters disclosed or not disclosed herein or in any Schedule hereto as CWS, in its sole and absolute discretion, deems appropriate. At any time before the end of the Inspection Period, CWS may, in its discretion, give written notice thereof delivered prior to the termination of the Inspection Period to the Company setting forth any objections (the “CWS Objections”) that CWS has resulting from its investigation. The Company shall have the option to cure the CWS Objections within thirty (30) days after the date of such notice. If the Company elects not to cure or is unable to cure the CWS Objections by said date, CWS shall have the option to be exercised within ten (10) days of said date (in its sole discretion) of either (a) accepting the situation as it then is for all purposes under this Agreement, waiving any additional rights CWS may have arising from such CWS Objections, and proceeding to carry out the transactions contemplated herein, or (b) terminating this Agreement, whereupon this Agreement shall terminate and CWS and the Company shall have no further obligations or liabilities other than those specified in Section 8.5 hereof). If CWS does not give such a notice setting forth any CWS Objections during the Inspection Period, this Agreement shall remain in full force and effect, except that CWS’ rights pursuant to Sections 1.5, 1.6 and 1.7 shall terminate from and after the termination of the Inspection Period.

1.8    Instruments of Title; Closing Documents.
At least forty (40) days prior to the Closing Date, the Company shall provide to CWS proper legal descriptions and surveys (to the extent such surveys presently exist) for the Property owned in fee simple or leased by the Company. On the Closing Date, the Company will deliver to CWS the following documents, fully and properly executed.

(a)	An officer’s certificate of the Company, as described in Section 7.2(a) hereof;

(b)	A Clerk’s certificate of the Company, as described in Section 7.4 hereof;

(c)	A Clerk’s certificate as to the vote of stockholders of the Company approving the Merger, as described in Section 7.1(a) hereof;

(d)	Opinion of counsel for the Company regarding certain corporate matters substantially in the form set forth on Schedule 1.8(d) hereto; and

(e)	Releases of mortgages and liens, if any, other than those securing Permitted Debt.
1.9    Tax Consequences.
For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Company, CWS, and NewCo will each be a party to the plan of reorganization within the meaning of Section 368(b) of the Code and each hereby adopts this Agreement as a “plan of reorganization” within the meaning of Sections 1.368‑2(g) and 1.368‑3(a) of the U.S. Treasury Regulations.
1.10    Closing Date.
(a)    The closing of the transactions provided for in this Agreement (the “Closing”) shall take place at the offices of Murtha Cullina LLP, CityPlace I, 185 Asylum Street, Hartford, Connecticut, at 10:00 A.M. on the fifth Business Day following the receipt of the last of the required approvals described in Section 6.1 hereof, or on such other date or at such other place as the Parties may mutually agree upon (the “Closing Date”).
(b)    Subject to the provisions of this Agreement, on the Closing Date, the Parties hereto shall (i) file the Articles of Merger with the Maine Department of the Secretary of State and (ii) make all other filings or recordings as may be required under the MBCA. The Merger shall become effective at such time as such Articles of Merger are duly filed with the Maine Department of the Secretary of State, or at such subsequent date or time, not to exceed thirty (30) days after the date of filing of the Articles of Merger, as the Parties shall specify in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

2.	TREATMENT OF SHARES
2.1    Conversion of Shares.

At the Effective Time by virtue of the Merger and without any further action on the part of the holders thereof:
(a)    NewCo Shares. Each share of NewCo common stock (the “NewCo Common Stock”) issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted into and become one (1) validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation.
(b)    Company Treasury Shares. Any shares of the common stock of the Company, par value $25.00 per share (the “Company Common Stock”), that immediately prior to the Effective Time are held in the treasury of the Company shall be cancelled and retired and shall cease to exist, and no cash or other consideration shall be paid or delivered in exchange therefor.
(c)    Conversion of Company Shares. Subject to the provisions of this Section 2.1, each share of Company Common Stock, other than Dissenting Shares (as defined in Section 2.1(d)) and shares canceled pursuant to Section 2.1(b), issued and outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Common Stock, without par value, of CWS (“CWS Common Stock”) equal to the Exchange Ratio (as defined below). The Exchange Ratio shall be determined as follows:
(i)     in the event that the CWS Share Price (as defined below) is equal to or greater than $27.00 but less than or equal to $29.00, then the Exchange Ratio shall be 3.25 (i.e., each share of Company Common Stock shall be converted into the right to receive 3.25 shares of CWS Common Stock).
(ii)     In the event that the CWS Share Price is less than $27.00, the Exchange Ratio shall be equal to (A) $87.75 divided by (B) the CWS Share Price, rounded to the nearest hundredth.
(iii)     In the event that the CWS Share Price is greater than $29.00, the Exchange Ratio shall be equal to (A) $94.25 divided by (B) the CWS Share Price, rounded to the nearest hundredth.
The “CWS Share Price” shall be equal to the average of the Closing Price (as hereinafter defined) of the shares of CWS Common Stock as reported by the Nasdaq Stock Market, LLC (“NASDAQ”) for the twenty (20) trading days immediately preceding the third trading day prior to the Effective Time. The closing price of CWS Common Stock for each day shall be the last reported sales price regular way on NASDAQ, or, if there is no transaction on any such day, the average of the bid and asked prices regular way on such day (each, a “Closing Price”).
(d)    Dissenting Shares. Each outstanding share of Company Common Stock the holder of which has perfected his or her right to dissent under applicable Law and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by applicable Law; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for payment for shares or lose the right to payment for Dissenting Shares, in either case pursuant to the MBCA, shall be deemed to be converted into, as of the

Effective Time, the right to receive shares of CWS Common Stock pursuant to Section 2.1(c). The Company shall give CWS prompt notice upon receipt by the Company of any such written demands for payment of the fair value of such shares of Company Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable Law. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation in accordance with applicable law.
2.2    Exchange of Certificates.
(a)    Deposit with Exchange Agent. As soon as practicable after the Effective Time, the Surviving Corporation shall deposit with (i) CWS’s transfer agent and registrar, as exchange agent or (ii) a bank or trust company mutually agreeable to CWS and the Company (either (i) or (ii) to serve as CWS’s “Exchange Agent”), pursuant to an agreement in form and substance reasonably acceptable to CWS and the Company, certificates representing shares of CWS Common Stock required to effect the conversion of Company Common Stock into CWS Common Stock in accordance with Section 2.1(c), or make appropriate alternative arrangements if uncertificated shares of CWS Common Stock represented by a book entry (“Book Entry Shares”) will be issued.
(b)    Exchange and Payment Procedures. As soon as practicable after the Effective Time, CWS shall cause the Exchange Agent to mail to each holder of record as of the Effective Time of a certificate or certificates representing shares of Company Common Stock (each, a “Certificate”) that have been converted pursuant to Section 2.1(c): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon actual delivery of the Certificates to the Exchange Agent), and (ii) instructions for effecting the surrender of the Certificate and receiving the Merger Consideration (as defined below) to which such holder shall be entitled therefor. Upon surrender of a Certificate to the Exchange Agent for cancellation, together with a duly executed letter of transmittal and such other documents as the Exchange Agent may require, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of shares of CWS Common Stock into which the shares of Company Common Stock previously represented by such Certificate are converted in accordance with Section 2.1(c) (or make appropriate alternative arrangements if Book Entry Shares will be issued), and (ii) the cash in lieu of fractional CWS Shares to which such holder has the right to receive pursuant to Section 2.2(d) (the shares of CWS Common Stock and cash described in clauses (i) and (ii) above being referred to collectively as the “Merger Consideration”). Each Certificate for Company Common Stock so surrendered shall be cancelled. If any Certificate shall have been lost, stolen, or destroyed, CWS or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of any certificate or book entry representing Shares CWS Common Stock, require the owner of such lost, stolen, or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as CWS or the Exchange Agent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, CWS or the Surviving Corporation with respect to such Certificate. In the event the Merger Consideration is to be delivered to any Person who is not the Person in whose name the Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Merger Consideration may be delivered to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate (other than a certificate representing shares of Company Common Stock to be canceled in accordance with

Section 2.1(b)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration contemplated by this Section 2.2. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to Section 2.2(d) hereof.
(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to shares of CWS Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of CWS Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(d) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of CWS Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional shares of CWS Common Stock to which such holder is entitled pursuant to Section 2.2(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CWS Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of CWS Common Stock.
(d)    No Fractional Securities. In lieu of any such fractional securities, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of CWS Common Stock upon surrender of Certificates for exchange pursuant to this Section 2 will be paid an amount in cash (without interest) equal to such holder’s proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of CWS Common Stock issued pursuant to this Section 2.2(d). As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of CWS Common Stock delivered to the Exchange Agent by CWS over (ii) the aggregate number of full shares of CWS Common Stock to be distributed to holders of Company Common Stock (such excess being herein called the “Excess CWS Common Shares”). The Exchange Agent, as agent for the former holders of Company Common Stock, shall sell the Excess CWS Common Shares at the prevailing prices on the NASDAQ. The sales of the Excess CWS Common Shares by the Exchange Agent shall be executed on such market through one or more FINRA member firms and shall be executed in round lots to the extent practicable. CWS shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess CWS Common Shares. Until the net proceeds of such sale have been distributed to the former holders of Company Common Stock, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Company Common Stock in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former holders.
(e)    No Further Transfers. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law. Upon and after the Effective Time, no transfer of shares of Company Common Stock outstanding immediately prior to the Effective Time shall thereafter be made on the stock transfer books of the Company.
(f)    Termination of Exchange Agent. Any certificates representing CWS Shares or Book Entry Shares deposited with the Exchange Agent pursuant to Section 2.2(a) and not exchanged within six (6) months after the Effective Time pursuant to this Section 2.2 shall be returned by the Exchange Agent to CWS, which shall thereafter act as the Exchange Agent hereunder. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of six (6) months after the Effective Time shall be returned to the Surviving Corporation, after which time any holder of unsurrendered Certificates shall look as a general creditor only to CWS for payment of such funds to which such holder may be due, subject to applicable Law.
(g)    Tax Withholding. Each of the Exchange Agent, CWS, and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local, or foreign Tax law or under any other applicable legal requirement. Notwithstanding the foregoing, additional withholding or deduction will not be implemented with respect to a “United States real property holding corporation” (as defined in Section 897(c) of the Code) if a Person holding Company Common Stock has delivered to CWS and the Exchange Agent a non-foreign status affidavit dated as of the Effective Date, sworn under the penalty of perjury and in the form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, as provided by the Exchange Agent. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
(h)    Escheat. Neither CWS nor the Surviving Corporation shall be liable to any person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to CWS and NewCo as follows:

3.1	Regulated Utility and Corporate Status; No Subsidiaries; Affiliates; Capacity
(a)    The Company is regulated as a public utility in Maine and is legally authorized to sell and distribute water in the cities of Biddeford and Saco, the towns of Old Orchard Beach, Scarborough, Lyman, and Dayton, and the Kennebunk, Kennebunkport, and Wells Water District, all in Maine. It presently sells and distributes water in the cities of Biddeford and Saco, the towns of Old Orchard Beach and Scarborough, and the Kennebunk, Kennebunkport, and Wells Water District, all in Maine. The Company is duly authorized and franchised by the State of Maine to carry on its public utility operations as presently being conducted and such franchise is unlimited as to time and is not subject to any restrictions which would have a Company Material Adverse Effect. Except as set forth on Schedule 3.1, since December 31, 2006, no Governmental Body has denied the request of the Company to include in rate base for recovery any asset then in utility service in the amount of $100,000 or more. The Company is not subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States, by the United States or any agency or instrumentality of the United States, or by any foreign country.
(b)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maine, and has all other requisite corporate power and authority and all necessary licenses and permits (except to the extent disclosed on Schedule 3.13(b)) to carry on its business as it is now being conducted. The Company’s rates, prices and charges are and have been those shown on schedules filed with and approved by the MPUC.
(c)    The Company has no Subsidiaries. The Company’s Affiliates (other than its officers and directors) are identified on Schedule 3.1(c) hereto.
(d)    The Company possesses full legal and other capacity to enter into and carry out the provisions of this Agreement, and is under no receivership, impediment or prohibition imposed by any court, regulatory commission, board, administrative body, arbitration board or tribunal or other federal, state or municipal government instrumentality (any such entity being referred to herein as a “Governmental Body”) that would render the Company unable to enter into and carry out the provisions of this Agreement.
3.2    Title to Properties; Use of Water.
(a)    The Company has good and marketable title to (i) all Assets of the Company (other than the Property) including, without limitation, the System, the supply facilities, transmission and distribution mains, tanks and standpipes, pumps and pumping stations, hydrants, meters and personal property described in the Company’s Annual Report to the MPUC for the year ended December 31, 2011, which Report the Company has previously provided to CWS, and those acquired subsequent to December 31, 2011, and all of the Company’s right, title and interest in and to the curb stops, service connections (to the extent curb stops and service connections are purported to be owned by the Company) and easements, rights of way and leases, and any and all franchise rights, including without limitation all franchise and related rights set forth in the Company’s Special Acts attached as Schedule 3.2(a), and (ii) all documents, reports, maps and customer records pertaining to the System including, but not limited to, all engineering, laboratory and operating reports, customer service records including meter readings and fixture surveys, financial books and records, property maps, gate drawings, main laying specifications and tap and service cards, and the Company’s cash and bank deposits, except to the extent that the Company’s failure to have such title has not had, and would not reasonably be expected to have, a Company Material Adverse Effect (as defined in Section 9.1 hereof).
(b)    Subject to the exceptions set forth on Schedule 1.5, the Company has good, marketable and/or insurable (at regular rates) title in fee simple to all of the Property listed on Schedule 3.2(b). The property (real, personal and mixed, tangible and intangible), rights, privileges and assets now and hereafter owned or leased by the Company are referred to in this Agreement as the “Assets.” Other than the Assets owned or leased by the Company, no other assets are used in the conduct and operation of the Company’s water supply businesses and the distribution and delivery of water to each of the Company’s water customers. The Company has the right to use the water it is now using in the manner in which it is using such water. All water supply intake sources, pump stations and storage facilities for the System are located on real estate owned by the Company in fee simple, and all mains and service connections are located on real estate owned by the Company in fee simple, within the public rights-of-way, or within permanent easements of record in favor of the Company, except as may otherwise be set forth on Schedule 3.2(b) attached hereto.

3.3    Use of Assets.
To the Company’s Knowledge, the present use of the Property conforms in all material respects to all applicable zoning, building, building line and similar restrictions, is a permitted “non-conforming use” as defined in such zoning, building, building line or similar restrictions or the Company has obtained the necessary permits, variances or relief therefor. The Assets are all located in the cities of Biddeford and Saco, the Town of Old Orchard Beach and portions of the Town of Scarborough, Maine
3.4    Articles of Incorporation; Bylaws; Directors and Officers.
(a)    The Company has heretofore made or will, within the time period specified in Section 1.6 hereof, make available to CWS true, complete and correct copies of the Company’s Articles of Incorporation and Bylaws, each as amended through the date of this Agreement, and said Articles and Bylaws are in full force and effect and include any and all amendments thereto.
(b)    The members of the Board of Directors of the Company (the “Company Board”) and the officers of the Company are listed on Schedule 3.4(b) hereto.
3.5    Capitalization.
(a)    As of the date of this Agreement, the authorized capital stock of Company consists of 160,000 shares of Common Stock with a par value of $25.00 per share, of which 121,100 shares of such Common Stock are presently outstanding. All of the issued and outstanding shares of Company Common Stock: (i) are duly authorized, validly issued, fully paid and nonassessable; (ii) were not issued in violation of any preemptive or other rights of any person to acquire the securities of the Company; and (iii) were issued in compliance with all applicable federal and state securities laws.
(b)    The Company is not a party to any proxy, power-of-attorney, voting agreement, voting trust or shareholder agreement with respect to any of the capital stock of the Company. As of the date of this Agreement, no shares of stock are held by the Company in its treasury.
(c)    Except as disclosed on Schedule 3.5(c), as of the date hereof there are no existing options, warrants, calls or other rights or other agreements committing the Company to resell, transfer, issue or sell any shares of capital stock of the Company, except as specifically contemplated in this Agreement. Except as disclosed on Schedule 3.5(c), the Company does not own any direct or indirect equity interests in any corporation, partnership, trust, or other business, including the ownership of any securities or other rights exchangeable for or convertible into such equity interests.
3.6    Authorization and Approval of Agreement
(a)    The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the Requisite Company Vote to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. This Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms.
(b)    The Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company's stockholders, (ii) approved and declared advisable the "plan of merger" (as such term is used in Section 1102 of the MBCA) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the MBCA, (iii) directed that the "plan of merger" contained in this Agreement be submitted to Company's stockholders for adoption, and (iv) resolved to recommend that Company stockholders approve the "plan of merger" set forth in this Agreement (collectively, the "Company Board Recommendation") and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting.
(c)    The affirmative vote of a majority of the shares of the Company Common Stock outstanding as of the record date with respect to the Company Stockholders Meeting to be held pursuant to Section 5.6 hereof, voting as a single class (with each share of common stock having one vote per share), to approve this Agreement and the Merger is the only vote of the holders of any class or series of capital stock of Company necessary to approve this Agreement, the Merger and the transactions contemplated hereby (the “Requisite Company Vote”). There are no bonds, debentures, notes, or other indebtedness or, except for the Company Common Stock, other securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.
3.7    Absence of Defaults.
(a)    Except as disclosed on Schedule 3.7, the execution and delivery of this Agreement does not and, upon approval thereof by the Company’s stockholders, the consummation of the transactions contemplated hereby will not (i) violate any provision of the Articles of Incorporation or Bylaws of the Company; (ii) violate, conflict with or result in the breach or termination of, or constitute a default under the terms of, any agreement or instrument to which the Company is a party or by which it or any of the Assets may be bound except where such default would not reasonably be expected to have a Company Material Adverse Effect; (iii) result in the creation of any material lien, charge or encumbrance upon any of the Assets pursuant to the terms of any such agreement or instrument; (iv) violate any judgment, Order, injunction, decree, License, award, rule or regulation against, or binding upon, the Company or upon any of the Assets except where such violation would not reasonably be expected to have a Company Material Adverse Effect; or (v) constitute a violation by the Company of any Law or regulation of any jurisdiction as such Law or regulation relates to the Company, the System or any of the Assets, except where such violation would not reasonably be expected to have a Company Material Adverse Effect.
(b)    The Company has obtained or will obtain prior to Closing all material consents, releases or waivers from Governmental Bodies and other third parties which may be necessary to prevent the execution of this Agreement or the consummation of the transactions contemplated herein from resulting in any violation, breach, default or other event referred to in this Section 3.7, all of which consents, releases or waivers are set forth on Schedule 3.7, it being understood that it is the responsibility of CWS to obtain MPUC approval of the transactions contemplated herein.
3.8    Litigation, Orders, Etc.
(a)    Except as set forth on Schedule 3.8(a) hereto, there are no actions, suits, proceedings or governmental investigations pending, or to the Company’s Knowledge, in prospect or threatened, against or relating to the Company or the transactions contemplated by this Agreement in or before any Governmental Body.
(b)    Except as set forth on Schedule 3.8(b) hereto, the System, and the Company in its capacity as owner or operator of the System, is not subject to or in violation of any judgment, Order, decree, injunction or award of any Governmental Body entered in any proceeding to which it was a party or of which it had Knowledge, including, without limitation, decisions, Orders, letter requests or proceedings of the MPUC, the DHHS, the DEP, the IRS, the Maine Revenue Services Department and the cities of Biddeford and Saco, the towns of Old Orchard Beach and Scarborough, Maine, where such judgment, Order, decree, injunction or award or said violation would reasonably be expected to have a Company Material Adverse Effect. No proceedings are pending or, to the Knowledge of the Company, threatened against the rates now being charged by the Company.
3.9    Contracts.
Schedule 3.9 contains a true and complete list of all contracts, agreements and leases to which the Company is a party involving the payment of $10,000 or more by or to the Company in any one fiscal year or that are otherwise material to the business of the Company. Except as set forth on Schedule 3.9, each of such contracts, agreements, and leases is valid, binding and in full force and effect and enforceable in accordance with its terms, and, to the best of the Company’s Knowledge, any other party to any such contract, agreement or lease has breached any material provision of, or is in default in any material respect under the terms of, any such contract, agreement or lease.
3.10    No Brokers.
All negotiations relative to this Agreement have been carried on by the Company directly with CWS, without the intervention of any Person as a result of any act of the Company in such manner as to give rise to any valid claim against any of the Parties hereto for a brokerage commission, finder’s fee or other like payment.
3.11    Financial Statements; Annual Reports.
(a)    The audited financial statements of the Company for each of the years of 2009, 2010 and 2011 and the internally-prepared, unaudited interim financial statements of the Company for the quarterly period ended March 31, 2012 (together, the “Company Financial Statements”) heretofore furnished to CWS were prepared in accordance with the books and records of the Company and U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except that the March 31, 2012 unaudited statements do not contain footnotes and usual year-end adjustments) and present fairly in all material respects the financial position and the results of the operations of the Company at the dates and for the periods indicated.
(b)    The Company has no material liabilities or obligations of any nature, except for (i) liabilities or obligations set forth on the face of the Company Financial Statements, (ii) liabilities which have arisen after the balance sheet dates of the Company Financial Statements in the ordinary course of business which are not, individually or in the aggregate, material in amount, and (iii) liabilities identified on Schedule 3.11(b). No financial statements of any Person other than the Company are required by GAAP to be included in the Company Financial Statements.
(c)    Except as set forth on Schedule 3.11(c), the Company is not a guarantor, indemnitor, accommodation party or surety for any Person, entity, Liability or obligation. All annual returns filed with the MPUC by the Company with respect to the Company and the System from and after December 31, 2005 are substantially correct and complete in all material respects and accurately represent in all material respects for the respective periods and dates covered by such reports the financial condition and operations of the Company.
3.12    Absence of Adverse Change.
Since December 31, 2011, there has not been any material adverse change in the financial position, results of operations, Assets, liabilities or business of the Company, taken as a whole.
3.13    Compliance with Laws; Licenses.
(a)    The location and construction, occupancy, operation and use of all improvements attached to or placed, erected, constructed or developed as a portion of any of the Property (the “Improvements”) do not violate any applicable Law, statute, ordinance, rule, regulation, Order or determination of any Governmental Body, or any restrictive covenant or deed restriction affecting the Property including, without limitation, any applicable health, environmental, rates, utility, water quality, antitrust, hiring, wages, hours, collective bargaining, safety, price and wage controls, payment of withholding and social security taxes, zoning ordinances and building codes, flood and disaster Laws, rules and regulations, which violations would reasonably be expected to have a Company Material Adverse Effect.
(b)    Schedule 3.13(b) discloses a list of and copies of all governmental licenses, permits, certifications and approvals of any governmental authority possessed by or granted to Company (“Licenses”) and used or relied upon in the operation of the Company’s business or the System. The Company has all of the Licenses which are required to carry on the Company’s business as such business is now conducted. Except as set forth on Schedule 3.13(b), no License used in or necessary for the operation of Company, the Assets or the System will terminate prior to its stated expiration date or not be renewed in accordance with past practices of the Company or of the relevant Governmental Body, and Company is not in material violation of any term or condition of any License.

3.14     Environmental Matters.
(a)    Without in any way limiting the generality of Section 3.13(a) above, except as disclosed on Schedule 3.14(a), neither any of the Assets nor the Company are the subject of any pending or, to the Company’s Knowledge, threatened investigation or inquiry by any Governmental Body, or are subject to any remedial obligations under any Applicable Environmental Laws.
(b)    Without in any way limiting the generality of Section 3.13(b) above, except as disclosed on Schedule 3.14(b), the Company, taken as a whole, is in compliance with Applicable Environmental Laws and is not required to obtain any permits, licenses or authorizations (other than the Licenses) to construct, occupy, operate or use any portion of the Property as it is now being used by reason of any Applicable Environmental Laws.
(c)    Except as disclosed on Schedule 3.14(c), no prior use of any of the Property, by the Company or, to the Company’s Knowledge, the prior owners of any of the Property, has occurred which violates any Applicable Environmental Laws in any material respect. Company has not at any time “treated”, “disposed of”, “generated”, “stored” or “released” any “hazardous substances”, as each term is defined under the Applicable Environmental Laws, or arranged for such activities, in, on or under any of the Assets or any parcel of land, whether or not owned, occupied or leased by Company in material violation of any Applicable Environmental Law, except to the extent customary and in the ordinary course of a water supply company’s business.
(d)    There has been no litigation brought or, to the Company’s Knowledge, threatened nor any settlement reached by or with any parties alleging the presence, disposal, release, or threatened release, of any toxic or hazardous substance or solid wastes from the use or operation of any of the Property, and, to the Company’s Knowledge, none of the Property is on any federal or state “Superfund” list, or subject to any liens recorded or imposed pursuant to any federal or state “Superfund” laws.
(e)    The Company will provide CWS with copies of all written environmental audits relating to the compliance of the Company and its business with Applicable Environmental Laws and all written investigation or remediation reports relating to the condition of the Property prepared at any time within the past five (5) years.
3.15    Insurance.
Schedule 3.15 sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers' compensation, vehicular, directors and officers' liability, fiduciary liability and other casualty and property insurance maintained by the Company and relating to the Assets, the Property, and the business, operations, employees, officers and directors of the Company (collectively, the “Insurance Policies”) and true and complete copies of all such Insurance Policies have been, or will be within the time specified in Section 1.6 hereof, made available to CWS. The Insurance Policies are in full force and effect and shall remain in full force and effect through the Closing Date. Except for workmen’s compensation insurance or as set forth on Schedule 3.15, no such insurance provides for a retroactive premium adjustment or other experienced-based liability on the part of the Company.

3.16    Condition of System.
The Company has provided to CWS a map of the Company’s System, which identifies all water mains used in the System, which description or map is true, complete and correct in all material respects. The System was designed and installed in compliance with good waterworks engineering practices and the applicable rules and regulations of the MPUC in effect at the time of design and installation. The System, taken as a whole, has been adequately maintained and is in good operating condition and repair, ordinary wear and tear excepted, is fit for its intended purpose and conforms to all restrictive covenants, applicable laws, regulations and ordinances relating to its construction, use and operation.
3.17     Tax Matters.
(a)    The Company has filed or caused to be filed all material Tax Returns that are or were required to be filed by or with respect to the Company pursuant to applicable Laws. All Tax Returns filed by (or that include on a consolidated basis) the Company (and, as to Tax Returns not filed as of the date hereof, will be) have been in all material respects complete and correct and filed on a timely basis. No claim has been made within the immediately past five (5) years by a Governmental Body in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company has, within the time and in the manner prescribed by Law, paid all material Taxes that are due and payable by it.
(b)    The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding and reporting requirements under the Code or Code Sections 1441 through 1464, 3401 through 3406, 6041 and 6049 and similar provisions under any other applicable Laws) and has, within the times and in the manner prescribed by applicable Laws, withheld from employee wages and paid over to proper Governmental Bodies all amounts required to be so withheld and paid.
(c)    Except as disclosed on Schedule 3.17(c), no Tax Return of the Company is under audit or examination by any Taxing Authority, and no written or unwritten notice of such an audit or examination has been received by the Company in the immediately past five (5) years and, the Company has no Knowledge of any threatened audits, investigations, or claims for or relating to Taxes, and there is no matter under discussion with any Taxing Authority with respect to Taxes that poses a material risk of causing a Tax Authority to examine or audit any Company Tax Return. Except as disclosed on Schedule 3.17(c), no issue relating to Taxes was raised in writing by the relevant Taxing Authority during any presently pending audit or examination that poses a material risk of an adjustment in the Company’s liability for any Taxes, and no issue relating to Taxes was raised in writing by the relevant Taxing Authority in any completed audit or examination that poses a material risk of recurring in a later taxable period. Schedule 3.17(c) lists, and the Company has delivered or will deliver to CWS copies of, all examiner’s or auditor’s reports, notices of proposed adjustments, commissions or similar communications received by the Company from any Taxing Authority since December 31, 2005. The U.S. income tax returns of the Company have been examined by and settled with the IRS for all years, or all years are otherwise closed, through the taxable year ended December 31, 2008.

(d)    The charges, accruals, and reserves with respect to Taxes on the books of the Company are adequate to pay all Taxes not yet due and payable and have been determined in accordance with GAAP. No differences exist between the amounts of the book basis and the Tax basis of assets (net of liabilities) that are not accounted for on any accrual on the books of the Company for federal income tax purposes. To the Company’s Knowledge, there exists no proposed assessment of Taxes against the Company except as disclosed on Schedule 3.17(d). No encumbrances for Taxes exist with respect to any assets or properties of the Company, except for statutory liens for Taxes not yet due.
(e)    Schedule 3.17(e) lists, and the Company has delivered to CWS copies of, any Tax-sharing agreement, Tax-allocation agreement, Tax-indemnity obligation, or similar written agreement, arrangement, understanding, or practice with respect to Taxes (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any Taxing Authority) to which the Company is a party or by which the Company is bound which applies to any taxable year for which the statute of limitations is still open.
(f)    Except as disclosed on Schedule 3.17(f), the Company has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. The Company has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns. No power of attorney currently in force has been granted by the Company concerning any Taxes or Tax Return. The Company has not received or been the subject of a Tax Ruling or a request for Tax Ruling and has not entered into a Closing Agreement with any Governmental Body that would have a continuing effect after the Closing Date. “Tax Ruling” means a written ruling of a Tax Authority relating to Taxes. “Closing Agreement” means a written and legally binding agreement with a Tax Authority relating to Taxes. The Company has not made, within the five preceding taxable years, a disclosure on a Tax Return pursuant to Section 6662(d)(2)(B)(ii) of the Code.
(g)    Schedule 3.17(g) lists, and Company has provided to CWS complete and correct copies of, all opinions of counsel, whether inside or outside counsel, and all opinions of accountants or other tax advisors, which have been received by the Company with respect to Taxes and which were prepared within the immediately past five (5) years.
(h)    The Company is not required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company, and the IRS has not proposed any such change in accounting method.
(i)    As of the date of this Agreement, the Company had federal and state net operating loss carryovers available to offset income, the amounts of which net operating loss carryovers and the dates on which they arose, are disclosed on Schedule 3.17(i). The Company has not undergone an ownership change (within the meaning of Section 382(g)(1) of the Code). As of the date of this Agreement, the Company had no Tax credit carryovers available to offset future Tax liabilities.
(j)    No election under Section 338 of the Code has been made by or with respect to the Company or any of its assets or properties. The Company has not engaged in any transactions with Affiliates that would require the recognition of income by the Company with respect to such transaction for any period ending on or after the Closing Date.

(k)    Except as disclosed on Schedule 3.17(k), no transfer Taxes or other similar Taxes will be imposed due to the Merger or any other transaction contemplated by this Agreement. The Company has not taken any action, nor to the Knowledge of the Company is there any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(l)    The disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company under any Company contract, Company Benefit Plan, program, arrangement, or understanding currently in effect. The Company is not a party to any contract that could result separately or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code.
(m)    The Company (i) has not been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income Tax Return and (ii) has no liability for the Taxes of any Person (other than the Company) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(n)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, or (ii) prepaid amount received on or prior to the Closing Date. The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.
(o)    Schedule 3.17(o) lists all Tax grants, abatements, or incentives granted or made available by any Governmental Body for the benefit of the Company, and, to the Knowledge of the Company, any conditions relating to the continued availability of such Tax grants, abatements, or incentives to the Company, or, to the Knowledge of the Company, events or circumstances which could impair the ability of CWS or the Company to utilize such Tax grants, abatements, or incentives following the Closing Date.
(p)    The Company has not participated in, or is currently participating in, a “Listed Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or similar transaction under any corresponding or similar applicable Law.
(q)    At some time during the five-year period leading up to and ending as of the Effective Time of the Merger, the Company was a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
3.18    Employees.
Schedule 3.18 contains a true and complete list of all present full- and part-time employees of the Company and dates of employment of such employees and a list of all written or oral employment contracts (including severance arrangements or any other arrangements under which the employees will be entitled to receive payment, or accelerate any payment due from the Company, as a result of the transactions contemplated by this Agreement). Except as disclosed on Schedule 3.18, the Company has no Liability to any director, officer, employee or to any Governmental Body or any other person for any damages, wages, bonus, salary, commission, deferred compensation, vacation pay, health or hospital insurance, claim for indemnification, worker’s compensation benefits or unemployment insurance premium with respect to any employee, except for the last pay period or any portion thereof. None of the employees of the Company is represented by any labor union or labor organization. During the past three (3) years, there has not been any existing or, to the Company’s Knowledge, threatened labor grievance or work stoppage by employees or any investigation or proceeding of any kind pending or, to the Company’s Knowledge, threatened by any employee, and, to the Knowledge of the Company, there exists no set of facts which would give rise to any of the foregoing. There are no unfair labor practices or discrimination or sexual harassment charges pending or, to the Company’s Knowledge, threatened with respect to the Company or any employee.
3.19    Related Party Transactions.
Except as disclosed on Schedules 3.18 or 3.19, (a) no shareholder, officer, director, or Affiliate of the Company has any interest in (i) any contract with the Company, (ii) any loan or contract for or relating to any indebtedness with the Company (as a lender, guarantor or otherwise), or (iii) any property (real, personal or mixed), tangible or intangible, used by the Company, and (b) no shareholder, officer, director or Affiliate of the Company is the direct or indirect owner, of record or as a beneficial owner, of an equity interest or any other financial or profit interest in any person that is a present competitor, supplier, or lessor of the Company (other than non-affiliated holdings in publicly held companies).
3.20    Employee Benefit Plans.
(a)    Except as required under this Agreement, since December 31, 2011, there has not been:
(i)    any adoption or material amendment by the Company of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, restricted stock, phantom stock, stock appreciation right, retirement, vacation, severance, disability, death benefit, hospitalization, medical, worker’s compensation, supplementary unemployment benefits, or other plan, arrangement, or understanding (whether or not legally binding) or any employment agreement providing compensation or benefits to any current or former employee, officer, director, or independent contractor of the Company or any beneficiary thereof or sponsored, entered into, maintained, or contributed to, as the case may be, by the Company or with respect to which the Company otherwise has any liabilities or obligations (collectively, “Company Benefit Plans”), or
(ii)    any adoption of, or amendment to, or change in employee participation or coverage under, any Company Benefit Plans which would materially increase the expense of maintaining such Company Benefit Plans above the level of the expense incurred in respect thereof for the fiscal year ended on December 31, 2011.
Without limiting the generality of the foregoing, the term “Company Benefit Plans” includes all employee welfare benefit plans within the meaning of Section 3(1) of ERISA, all employee pension benefit plans within the meaning of Section 3(2) of ERISA, and all other employee benefit, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control, and fringe benefit plans, programs, or agreements. Except as disclosed on Schedule 3.20(a), neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated herein will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director, or independent contractor of the Company, or restrict or prohibit the Company from amending or terminating any Company Benefit Plan, and all Company Benefit Plans permit assumption by CWS upon consummation of the transaction contemplated herein without the consent of any participant.
(b)    Schedule 3.20(b) includes a complete and correct list of all Company Benefit Plans.
(c)    With respect to each Company Benefit Plan, the Company has delivered or will deliver in accordance with Section 1.6 hereof to CWS a complete copy of: (i) each writing (or a written description of such Company Benefit Plan if not in writing) constituting a part of such Company Benefit Plan, including all plan documents (and amendments thereto), benefit schedules, trust agreements, insurance Contracts, administrator or service agreements, and other funding vehicles; (ii) the two most recent annual reports (Form 5500 Series) and accompanying schedule(s), if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the two most recent annual financial reports and related accountant’s opinions, if any; (v) the two most recent actuarial reports, if any; (vi) any correspondence with the IRS, DOL, or the PBGC regarding any Company Benefit Plan; (vii) any discrimination tests for each Company Benefit Plan for the two most recent Plan years; and (viii) the most recent determination letter from the IRS, if any. Except as specifically provided in the foregoing documents delivered to CWS, there are no amendments to any Company Benefit Plan or any new Company Benefit Plan that have been adopted or approved, nor has the Company undertaken to make any such amendments or adopt or approve any new Company Benefit Plan.
(d)    Schedule 3.20(d) identifies each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Company Benefit Plans”). The IRS has issued a currently effective determination letter (determined in accordance with currently applicable guidance issued by the IRS) with respect to each Qualified Company Benefit Plan that has not been revoked, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could adversely affect the qualified status of any Qualified Company Benefit Plan or the related trust. No Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.
(e)    All contributions required to be made to any Company Benefit Plan by applicable legal requirements or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or (in accordance with the Code and ERISA), to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements of the Company.

(f)    All Company Benefit Plans have complied and currently comply, and have been administered, in form and operation, in all material respects in accordance with their terms and with all applicable legal requirements, including ERISA and the Code and, in the case of a Company Benefit Plan that is an employee pension benefit plan, the requirements of sections 401(a) and 501(a) of the Code, and no event has occurred that will or could cause any such Company Benefit Plan to fail to comply with such requirements and no notice has been issued by the IRS, DOL, or any other governmental agency questioning or challenging such compliance. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Company Benefit Plan or the imposition of any encumbrance on the assets of the Company under ERISA or the Code. No prohibited transaction under section 4975 of the Code or section 406 of ERISA has occurred with respect to any Company Benefit Plan. No violation of Section 4976 of the Code has occurred with respect to any Company Benefit Plan. All Company Benefit Plans have complied and currently comply with all of the reporting and disclosure requirements imposed by applicable legal requirements, including ERISA and the Code.
(g)    Each Plan that constitutes a "group health plan" (as defined in Section 607(i) of ERISA or Code Section 4980B(g)(2)), has been operated in compliance with applicable legal requirements, including the continuation coverage requirements of Section 4980B of the Code and section 601 of ERISA and the portability and nondiscrimination requirements of Code Sections 9801 and 9802 and Sections 701-707 of ERISA, to the extent such requirements are applicable.
(h)    Except as disclosed on Schedule 3.20(h), with respect to each Company Benefit Plan that is subject to title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) all required minimum funding contributions have been made, and there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Company Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under the Company Benefit Plan (whether or not vested), on a termination basis; (iii) no such Company Benefit Plan is subject to any of the restrictions of Section 436 of the Code based upon the funded status of said Company Benefit Plan; (iv) no reportable event within the meaning of Section 4043(c) of ERISA has occurred, and the consummation of the transaction contemplated herein will not result in the occurrence of any such reportable event; (v) no event has occurred or circumstances exist that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Company Benefit Plan; and (vi) all premiums to the PBGC have been timely paid in full. All liabilities in connection with the termination of any employee pension benefit plan or withdrawal from any employee pension benefit plan that was sponsored, maintained, or contributed to by the Company have been fully satisfied.
(i)    Except as disclosed on Schedule 3.20(i), no Company Benefit Plan is a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of section 4063 of ERISA or Section 413(c) of the Code (a “Multiple Employer Plan”).

(j)    There does not now exist, nor do any circumstances exist that could result in, any controlled group liability under ERISA or the Code that would be a liability of the Company following the Closing. The Company has not engaged in any transaction described in Section 4069 or Section 4204 of ERISA or become subject to any liability under Sections 4062(e), 4063 or 4064 of ERISA.
(k)    Except as disclosed on Schedule 3.20(k), the Company has no liability for life, health, medical, or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or part 6 of title I of ERISA and at no expense to the Company. Except as disclosed on Schedule 3.20(k), any Company Benefit Plan which provides welfare benefits including, without limitation, medical benefits, to retirees may be amended or terminated at will and no restriction exists which would prohibit the amendment or termination of any such Company Benefit Plan.
(l)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits, or arbitrations which have been asserted or instituted against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans, or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of the Company to participants, the PBGC, the Department of the Treasury, the DOL, any Multiemployer Plan, or any other person.
(m)    Except as disclosed on Schedule 3.20(m), the Company has not extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company.
(n)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, and the Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no tax or additional tax under Section 409A(a)(1) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Benefit Plan, and no employee of the Company is entitled to any gross-up or otherwise entitled to indemnification by the Company, for any violation of Section 409A of the Code.
(o)    The Company has not used the services of workers provided by third-party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contactors, to an extent that would reasonably be expected to result in the disqualification of any of the Company Benefit Plans or the imposition of penalties or excise taxes with respect to any of the Company Benefit Plans by the IRS, the DOL, or the PBGC.
3.21    Product Liability.
There is no pending or, to the Knowledge of the Company, threatened in writing, action, suit, proceeding, investigation or arbitration (a) with respect to any product Liability or similar claim that relates to any product or service sold by the Company to others or (b) with respect to any claim for the breach of any express or implied product warranty or a similar claim with respect to any product or service sold by the Company to other Persons
3.22    Corporate Records.
(a)    The stock registers delivered at the Closing, and the minutes of all directors’ and shareholders’ meetings heretofore made available to CWS, constitute all of the transfer books and minute books of the Company and are true, complete and accurate records in all material respects of all material proceedings of the stockholders and directors of the Company, and the issuance and record ownership of all shares of capital stock of the Company.
(b)    The accounting books and records of Company for the past ten (10) years are in all material respects true, correct and complete, and have been maintained in accordance with good business practices. During such ten (10) year period, the Company has not engaged in any material transaction, maintained any bank account, or used any of its funds in the conduct of the Company’s business except for transactions, bank accounts and funds that have been and are reflected in the books and records of the Company.
3.23    Bank Accounts and/or Credit.
Schedule 3.23 sets forth a true, correct and complete list of all financial institutions or vendors in which an account is maintained by, or loans, lines of credit or other credit commitments have been secured by or for, the Company, together with the names of all persons authorized to draw thereon. Except as disclosed on Schedule 3.23, the Company does not have any loan or other agreements for the borrowing of money and none of the loans or lines of credit impose any prepayment restrictions. Except as set forth on Schedule 3.23, there are no loans or other agreements of the Company which upon conversion of the Company Common Stock as contemplated by this Agreement will accelerate to maturity, increase the rate or charges or otherwise change their terms or provisions.
3.24    Investigation.
Any investigation or examination of the business, property or operations of the Company by CWS shall not affect any material representations and warranties of the Company herein contained.
3.25    Disclosure.
No representation or warranty in this Section 3 or in any information, list, schedule or certificate attached to this Agreement or to be delivered at Closing contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein not misleading.

4.	REPRESENTATIONS AND WARRANTIES OF CWS AND NEWCO
Each of CWS and NewCo hereby represents and warrants to the Company as follows:
4.1    Organization and Good Standing.

CWS is a corporation duly organized and validly existing under the laws of the State of Connecticut and NewCo is a corporation duly organized and validly existing under the laws of the State of Maine, and each of CWS and NewCo has all other requisite corporate power and authority and all necessary licenses and permits to carry on its business as it is now being conducted. Each of CWS and NewCo possesses full legal and other capacity to enter into and carry out the provisions of the Agreement.
4.2    Authority Relative to this Agreement.
Each of CWS and NewCo has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of CWS and NewCo has been duly and validly authorized by all requisite action on the part of CWS and NewCo. No approval or other action is required in order to authorize CWS or NewCo to consummate the transactions contemplated by this Agreement except for (a) SEC action to declare effective the Registration Statement contemplated by Section 5.7 hereof and (b) NASDAQ action to approve the listing of shares of CWS Common Stock contemplated by Section 5.16 hereof. This Agreement has been duly executed and delivered by each of CWS and NewCo and constitutes a valid and legally binding obligation of each of CWS and NewCo, enforceable in accordance with its terms.
4.3    Absence of Defaults.
The execution and delivery of this Agreement does not and the consummation of the transactions contemplated hereby will not (a) violate any provision of the Certificate of Incorporation or Bylaws of CWS or NewCo; (b) violate, conflict with or result in the breach or termination of, or constitute a default under the terms of, any agreement or instrument to which either CWS or NewCo is a party or by which it or any of its assets may be bound; (c) violate any judgment, Order, injunction, decree, License, permit, or award against, or binding upon, CWS or NewCo; or (d) constitute a violation by CWS or NewCo of any Law or regulation of any jurisdiction as such Law or regulation relates to CWS or NewCo. CWS or NewCo has obtained or will obtain prior to Closing all material consents, releases or waivers from Governmental Bodies and third parties which may be necessary to prevent the execution of this Agreement or the consummation of the transactions contemplated herein from resulting in any violation, breach, default or other event referred to in this Section 4.3.
4.4    No Brokers.
All negotiations relative to this Agreement have been carried on by CWS and NewCo directly with Company without the intervention of any Person as a result of any act of CWS or NewCo in such manner as to give rise to any valid claim against any of the Parties hereto for a brokerage commission, finder’s fee or other like payment.
4.5    CWS Common Stock.
The shares of CWS Common Stock to be delivered to the Company’s stockholders pursuant to Section 2.2 will be, as of the Effective Time: (a) duly authorized, validly issued, fully paid, nonassessable; (b) free and clear of any preemptive rights, liens, encumbrances, security interests, rights and restrictions of any nature and the issuance of which will be duly registered pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, in form and substance reasonably acceptable to the Company; (c) listed for trading on the NASDAQ and (d) duly registered or qualified pursuant to applicable state blue sky laws, if any.
4.6    SEC Filings.
CWS has delivered to Company true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC, and its annual report to shareholders for such year; (ii) proxy statements relating to all of CWS’ meetings of shareholders (whether annual or special) since December 31, 2008; and (iii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed by CWS with the SEC since December 31, 2011 (collectively, the “SEC Filings”). As of their respective dates, the SEC Filings (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of CWS and its consolidated subsidiaries included or incorporated by reference in the SEC Filings (including the related notes and schedules) have been prepared in accordance with the requirements of Regulation S-X and generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated assets, liabilities and financial position of CWS and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).
4.7    Company Common Stock. Neither CWS nor any of its Affiliates is a record or beneficial owner of any shares of Company Common Stock.
4.8    Disclosure.
No representation or warranty in this Section 4 or in any information, list, schedule or certificate attached to this Agreement contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein not misleading.
4.9    Business Continuity.
It is the present intention of CWS to continue at least one significant historic business line of the Company, or to use at least a significant portion of the Company’s historic business assets in a business, in each case within the meaning of Section 1.368-1(d) of the U.S. Treasury Regulations.

5.	CONDUCT OF THE PARTIES PENDING THE CLOSING DATE AND OTHER AGREEMENTS OF THE PARTIES
5.1    Approvals and Consents.
The Company, CWS and NewCo will each use commercially reasonable efforts to secure the approval of the transactions contemplated by this Agreement by the MPUC and all other parties whose consent is required by Law or under the terms of any indenture, contract or agreement to which the Company, CWS or NewCo is a party and to comply promptly with and, when appropriate, to respond in cooperation with each other to, all requests or requirements which applicable federal, state, local, foreign or other applicable Law or Governmental Bodies may impose on them with respect to the transactions which are the subject of this Agreement; provided however, that nothing in this Section 5.1 shall require CWS, NewCo or the Company to sell, hold, separate or otherwise dispose of or take any action or suffer an event to exist if such sale, holding, separation, disposition, action or event would reasonably be expected to have a material financial impact on CWS, NewCo or the Company, that is not reasonably acceptable to CWS, NewCo or the Company, as the case may be.
5.2    Conduct of the Company’s Business.
(a)    Until the Closing Date, the Company will conduct its business and affairs only in the ordinary course and so that the representations and warranties contained in Section 3 hereof will be true and correct in all material respects at and as of the Closing Date (except as to representations and warranties that refer to a specified earlier date), except for changes specifically permitted or contemplated by this Agreement, and so that the conditions to be satisfied by the Company on or prior to the Closing Date shall then have been satisfied. The Company will use commercially reasonable efforts to maintain and preserve its business and operations, and to preserve its relationships with persons or entities having business relations with the Company.
(b)    Without limiting the generality of the foregoing, pending the Closing Date, without the prior written consent of CWS, which consent shall not be unreasonably withheld:
(i)    The Company will not amend its Articles of Incorporation or Bylaws.
(ii)    The Company will not dispose of any of the Assets having a value of $5,000 or more, or dispose of Assets having in the aggregate a value of $25,000 or more, except for the sale of water in the ordinary course of business.
(iii)    Except for normal expenses incurred in the ordinary course of business and those expenses described on Schedule 5.2(b)(iii), the Company will not incur any additional liabilities in an aggregate amount of $25,000 or more, whether for borrowed money or otherwise, or encumber any of the Assets, except for borrowing in the ordinary course of business, not to exceed $500,000 at any one time outstanding, under the Company’s existing credit facilities or agreements.
(iv)    The Company will not by any means, make any acquisition of, or investment in, assets (other than in the ordinary course of business and consistent with past practice) or capital stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) of any other Person in any transaction or any series of transactions (whether or not related).
(v)    The Company will not take any action that would reasonably be expected to adversely affect its ability to consummate the transactions contemplated hereby.
(vi)    The Company will not fail to maintain in force all existing liability insurance policies and fidelity bonds relating to the System or the Assets, or policies or bonds providing substantially the same coverage.
(vii)    The Company will not fail to advise CWS in writing of any material adverse effect or of any event, occurrence or circumstance which is likely to cause a material adverse effect on any of the Assets or liabilities (whether absolute, accrued, contingent or otherwise) or operations of the Company, taken as a whole.
(viii)    The Company will not fail to maintain the Assets in good condition, reasonable wear and tear excepted.
(ix)    Except as disclosed on Schedule 5.2(b)(ix), the Company shall not enter into any new leases or contracts or material modifications or renewals of any existing leases or contracts that would impose any aggregate obligations on the Company or CWS or on any of the Assets in excess of $25,000.
(x)    The Company shall not, in a manner unfavorable to the Company, (A) make any material alterations or additions to the Assets, except as may be required by law or as may reasonably be required for the prudent repair and maintenance of the Assets, (B) change or attempt to change (or consent to any change in) the zoning or other legal requirements applicable to the Property, or (C) cancel, amend or modify in any material respect any material easement, License, permit or other rights held by the Company.
(xi)    The Company shall not (A) take any of the actions described in Section 3.20(a); (B) amend any of the Plans listed on Schedule 3.20(b); (C) enter into or amend any employment, severance, retention, consulting or special pay arrangements with any Person; or (D) increase the compensation payable to any of its directors, officers or employees.
(xii)    The Company shall not (A) issue, sell or otherwise dispose of or agree to issue, sell or otherwise dispose of, any shares of its capital stock, or any other security convertible into or exchangeable for shares of its capital stock; (B) acquire or agree to acquire (through redemption, repurchase or otherwise) any of its shares of capital stock; or (C) authorize, grant or agree to grant any options, warrants or other rights to acquire any of its shares of capital stock, or any other security convertible into or exchangeable for shares of capital stock of the Company; or (D) reclassify, split up or otherwise change any of its capital stock.
(xiii)    The Company shall not declare or pay any other dividends or make any other distributions in respect of any of the shares of its capital stock, except for ordinary and customary quarterly dividend payments by the Company, which amounts may be payable by the Company only if the Closing Date has not occurred as of said record dates.
(xiv)    The Company shall not (A) change (x) its methods of accounting, except as required by GAAP or (y) its fiscal year, (B) settle or compromise any Tax Liability or refund claim, or (C) make any material Tax election inconsistent with prior practice or, if no comparable Tax election has previously been made, which would increase the current or future Tax Liability of the Company.
(xv)    The Company shall not (A) adopt a plan of complete or partial liquidation,

dissolution, merger, consolidation, recapitalization or other similar reorganization of the Company, or (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, other than in the ordinary course of business and consistent with past practice.
(xvi)    The Company shall not make or propose any change in its rates, charges, standards of service or accounting from those in effect on the date of this Agreement.
(xvii)    The Company shall not authorize, or commit or agree to do anything prohibited by the foregoing.
5.3    Information and Access
The Company will give to CWS, NewCo and their respective Representatives reasonable access at such times and locations as are mutually agreed upon by the Parties to all the Assets, and to the books, contracts, documents, records, and files of the Company, and will furnish to CWS or NewCo copies of documents, records and financial information with respect to the Company’s business as CWS or NewCo may reasonably request. Said access shall specifically include access to (i) all personnel records of the Company (to the extent permitted by applicable law); (ii) all contracts and agreements referred to in Section 3.9 hereof; (iii) all files and records described in Section 3.2; and (iv) the System. CWS shall conduct all such due diligence within forty five (45) days from the date hereof.
5.4    Lawsuits
The Company shall notify CWS promptly if it becomes aware of any lawsuit, claim, proceeding or investigation that may be threatened, brought, asserted or commenced against the Company (a) involving the transaction contemplated by this Agreement or (b) which might reasonably be expected to have a Company Material Adverse Effect.
5.5    Compliance with Laws.
From the date hereof until the Closing Date, the Company shall use its commercially reasonable efforts to remain in compliance with all foreign, federal, state, local and other Laws, statutes, ordinances, rules, regulations, Orders, judgments, and decrees applicable to the Company and any of its operations or Assets.
5.6    Company Stockholders Meeting.
(a)    Subject to the terms set forth in this Agreement, the Company shall take all action necessary to duly call, give notice of, convene and hold the Company Stockholders Meeting as soon as reasonably practicable after the date of this Agreement (but in any event, not later than forty-five (45) days after the date the Registration Statement is declared effective by the SEC), and, in connection therewith, CWS and the Company shall mail the Proxy Statement/Prospectus to the holders of Company Common Stock in advance of such meeting in the manner prescribed by applicable Law. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as permitted by Section 5.10(b) hereof, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(b)    Subject to Section 5.10 hereof, the Company shall use reasonable best efforts to: (i) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger; and (ii) take all other actions necessary or advisable to secure the Requisite Company Vote required by applicable Law. The Company shall keep CWS updated with respect to proxy solicitation results as requested by CWS. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of CWS (other than (A) in order to obtain a quorum of its stockholders or (B) as reasonably determined by the Company to comply with applicable Law). Notwithstanding anything contained herein to the contrary, the Company shall not be required to hold the Company Stockholders Meeting if this Agreement is terminated before such meeting is held.
5.7    Prospectus/Proxy Statement
(a)    In connection with the registration statement (the “Registration Statement”) covering the shares of CWS Common Stock to be received by the Company’s stockholders in the Merger to be filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Company’s proxy statement and CWS’ prospectus contained in the Registration Statement (together, the “Proxy Statement/Prospectus”) to be sent to the Company’s Stockholders for purposes of the Company Stockholders Meeting, the Company shall furnish CWS all information relating to the Company as is necessary to enable CWS to comply in all material respects with the requirements of federal and applicable state Laws. The information contained in the Registration Statement and Prospectus/Proxy Statement which was furnished by the Company expressly for use therein will not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company makes no representation or warranty in respect of any information contained in such Prospectus/Proxy Statement furnished by CWS. The Company will cooperate with CWS and will provide CWS with its stockholder lists, including addresses of record, to enable CWS to send the Prospectus/Proxy Statement to the Company’s stockholders. The Company will cooperate with CWS to allow CWS to send to the Company’s stockholders amendments or supplements to the Prospectus/Proxy Statement as may be necessary, in the light of developments occurring subsequent to the mailing of such Prospectus/Proxy Statement, to ensure that the Registration Statement and Prospectus/Proxy Statement, as so amended or supplemented, will not, on the date of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    CWS will (i) expeditiously prepare and file with the SEC the Registration Statement (which initial filing shall be made within sixty (60) days after the date of this Agreement unless otherwise mutually agreed by the Parties); (ii) expeditiously (and in no event more than five (5) Business Days) after the date the Registration Statement is declared effective or (if later) the record date of the Company Stockholders Meeting, send to the Company’s stockholders for purposes of the Company Stockholders Meeting the Prospectus/Proxy Statement described in Section 5.7(a) hereof, which will comply in all material respects with the requirements of federal and applicable state Law; and (iii) will take all actions required under any applicable federal or state securities Law in connection with the issuance of CWS Common Stock to the Company’s stockholders pursuant to the Merger. The Prospectus/Proxy Statement and the Registration

Statement shall be subject to the approval of the Company prior to its filing with the SEC (such approval not to be unreasonably withheld or delayed). The information provided by CWS contained in the Registration Statement or the Prospectus/Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that CWS makes no representation or warranty in respect of any information contained in the Registration Statement or the Prospectus/Proxy Statement furnished by the Company expressly for use therein. CWS also makes no representations or warranties regarding the accuracy or completeness of the Company’s stockholder list which the Company will provide. CWS shall give the Company, its Representatives and counsel a reasonable opportunity to participate in the drafting of the Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto and to review the Registration Statement and the Prospectus/Proxy Statement prior to it being filed with the SEC or sent to the Company’s stockholders. No amendment or supplement to the Prospectus/Proxy Statement or the Registration Statement will be made by CWS without the approval of the Company (such approval not to be unreasonably withheld or delayed). CWS will advise the Company, promptly after it receives notice thereof, of the time at which the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the CWS Common Stock issuable in connection with the Merger pursuant to this Section 5.7(b) for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Prospectus/Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
5.8    Further Assurances
Upon the terms and subject to the conditions herein provided, each of the Parties hereto agrees to use commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other Party hereto in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective, the transactions contemplated by this Agreement, including, but not limited to, (a) the satisfaction of the conditions precedent to the obligations of any of the Parties hereto, and (b) the execution and delivery of such instruments, and the taking of such other actions as the other Party hereto may reasonably require in order to carry out the intent of this Agreement.
5.9    Employee Matters.
(a)    From and after the Effective Time and ending on the date which is twelve (12) months from the Effective Time (or if earlier, the date of the employee's termination of employment with the Surviving Corporation), CWS shall cause the Surviving Corporation to provide each of the employees of the Company who remain employed by the Surviving Corporation immediately after the Effective Time (collectively, the "Company Continuing Employees") with base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits that are, in the aggregate, no less favorable than the base salary, target bonus opportunities (excluding equity-based compensation), and employee benefits provided by the Company to such Company Continuing Employees immediately prior to the Effective Time.
(b)    This Section 5.9 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 5.9, express or implied, shall confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 5.9. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, CWS or any of their respective affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The Parties hereto acknowledge and agree that the terms set forth in this Section 5.9 shall not create any right in any Company Continuing Employee or any other Person to any continued employment with the Surviving Corporation or CWS or compensation or benefits of any nature or kind whatsoever.
(c)    Prior to the Effective Time or at Closing, the Company shall, if requested to do so by CWS, terminate its defined contribution 401(k) plan. In such event, CWS shall provide, or cause the Surviving Corporation or another affiliate of CWS to provide, that each Continuing Employee who is a participant in the Company’s 401(k) plan shall be given the opportunity to elect to “roll over” his or her account balance (including any promissory note evidencing an outstanding loan) from the terminated plan to a tax-qualified defined contribution plan maintained by CWS, the Surviving Corporation or another affiliate of CWS.
(d)    With respect to matters described in this Section 5.9, the Company will not send any written notices or other written communication materials to Company employees without the prior written consent of CWS.
5.10    No Solicitation.
(a)    The Company shall not, and shall not authorize or permit its directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person's "Representatives") to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 5.10(b), (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, Assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or (B) approve any transaction under, or any third party becoming an "interested shareholder" under, Section 1109 of the MBCA, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each, a "Company Acquisition Agreement"). Subject to Section 5.10(b), neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to CWS or NewCo, the Company Board Recommendation, or recommend a Takeover Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after the commencement of such offer, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a "Company Adverse Recommendation Change"). The Company shall cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company that was furnished by or on behalf of the Company to return or destroy (and confirm destruction of) all such information.
(b)    Notwithstanding Section 5.10(a) hereof, prior to the receipt of the Requisite Company Vote, the Company Board, directly or indirectly through any Representative, may, subject to Section 5.10(c) hereof (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith, after consultation with outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within twenty-four (24) hours) provided for informational purposes only to CWS), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action could reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law. Nothing contained herein shall prevent the Company Board from disclosing to the Company's stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934 with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law.
(c)    The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 5.10(b) unless the Company shall have delivered to CWS a prior written notice advising CWS that it intends to take such action. The Company shall notify CWS promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, Assets, books or records of the Company by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep CWS fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide CWS with at least forty-eight (48) hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Takeover Proposal. The Company shall promptly provide CWS with a list of any non-public information concerning the Company's business, present or future performance, financial condition or results of operations, provided to any third party, and, to the extent such information has not been previously provided to CWS, copies of such information.
(d)    Except as specifically permitted by this Section 5.10(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a

Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, the Company Board may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement, if: (i) the Company promptly notifies CWS, in writing, at least five (5) Business Days (the "Notice Period") before making a Company Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company shall, and shall use its reasonable best efforts to cause its Representatives to, during the Notice Period, negotiate with CWS in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if CWS, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Notice Period subsequent to the time the Company notifies CWS of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by CWS during the Notice Period in the terms and conditions of this Agreement.
5.11    Confidentiality; Public Disclosure
(a)    CWS, NewCo and the Company agree that they will, and will cause their respective Representatives to, hold in strict confidence, and not to use, any documents, data and information obtained from each other (other than information which is a matter of general public knowledge or which has heretofore been or is hereafter published for public distribution or filed by the applicable party as public information with any Governmental Body other than as a result of a breach of this covenant) and will not, and will ensure that such other persons do not, disclose or use such data and information unless required by legal process or applicable governmental regulations. If this Agreement is terminated for any reason, CWS, NewCo and the Company will not disclose or use such data and information and will promptly return to the other party all tangible evidence (and all copies thereof) of such data and information which said other party has furnished to CWS or the Company, as the case may be.
(b)    CWS and the Company shall consult with each other and exchange copies and drafts before issuing any press release or otherwise making any public statement or disclosure with respect to the Merger or the terms of this Agreement. Each of the Parties to this Agreement agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any of them without the prior consent (which consent shall not be unreasonably withheld) of the Company (in the case of the CWS) or CWS (in the case of the Company), except any such release or announcement that is required by applicable Laws or the rules or regulations of any United States or foreign securities exchange.
5.12    Other Requested Information

With reasonable promptness, the Company and its officers, employees, accountants and other agents will deliver to CWS all financial statements and audit reports that became available subsequent to the date hereof and such other information as CWS from time to time may reasonably request.
5.13    Current Information
During the period from the date of this Agreement to the Closing Date, the Company will make available one or more of its designated Representatives to confer on a regular and frequent basis with a representative of CWS and to report the general status of the ongoing operations of the Company. The Company will promptly notify CWS of any material change in the normal course of business or in the operations or the properties of the Company and of any complaints, investigations or hearings of Governmental Bodies (or communications indicating that the same may be contemplated) and will keep CWS fully informed of such events.
5.14    Notification of Certain Matters
Upon actual notice thereof, the Company shall give prompt notice to CWS of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date, and (b) any material failure of the Company, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the Company hereunder.
5.15    Resignations of Directors
The Company shall use commercially reasonable efforts to obtain and deliver to CWS on the Closing Date (to be effective as of the Effective Time) the resignation of each director of the Company (in their capacities as directors, and not as employees) as CWS shall request in writing not less than five (5) days prior to the Closing Date.
5.16    Listing of CWS Common Stock
CWS shall use commercially reasonable efforts to cause the shares of CWS Common Stock to be issued in the Merger pursuant to this Agreement to be approved for listing (subject to official notice of issuance) on the NASDAQ.
5.17    Payment of Expenses.
Except as otherwise provided herein, each of the Parties hereto shall pay its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.
5.18    No Inconsistent Action
Neither the Company nor CWS shall take any action inconsistent with their obligations under this Agreement or which could materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.19    Tax Matters.
(a)    Each of CWS, the Company and NewCo shall use its best efforts to cause the Merger to qualify, and will not (either before or after consummation of the Merger) take any action which would prevent the Merger or the exchange of capital stock contemplated by Section 2.2(b) hereof from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. In particular, after the Effective Time of the Merger, CWS shall: (i) continue the Company’s historic business line, or use at least a significant portion of the Company’s historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d) of the U.S. Treasury Regulations; and (ii) cause the Company to continue to hold substantially all of its own properties and to hold substantially all of the properties of NewCo (other than CWS Common Stock distributed in the Merger) within the meaning of Reg. §1.368-2(j)(3)(iii) of the U.S. Treasury Regulations for at least one year after the Effective Time, except that the Company may transfer such properties as provided in Reg. §1.368-2(k) of the U.S. Treasury Regulations.
(b)    On the effective date of the Form S-4 Registration Statement and the Closing Date, the Company, CWS and NewCo shall execute and deliver to Murtha Cullina LLP, legal counsel to CWS and NewCo, and to Verrill Dana LLP, legal counsel to the Company, tax representation letters of the Company, CWS and NewCo which are customary in transactions of this type and reasonably satisfactory to such legal counsel. CWS shall use commercially reasonable efforts to cause Murtha Cullina LLP to deliver to it a tax opinion on the effective date of the Form S-4 Registration Statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act and on the Closing Date as referred to in Section 6.11 hereof, and the Company shall use commercially reasonable efforts to cause Verrill Dana LLP to deliver to it a tax opinion on the effective date of the Form S-4 Registration Statement satisfying the requirements of Item 601 of Regulation S-K under the Securities Act and on the Closing Date as referred to in Section 7.6 hereof. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.19. Each tax representation letter shall be dated on the date of the applicable tax opinion and shall not have been withdrawn or modified in any material respect.
5.20    Indemnification.
The Company shall, to the fullest extent permitted under applicable Law or under its Articles of Incorporation or Bylaws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation’s Articles of Incorporation or Bylaws as in effect at the Effective Time, or pursuant to any applicable contract or agreement as in effect on the date hereof, in each case for the period ending six years after the Effective Time, indemnify and hold harmless each present and former director, officer or employee of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (i) arising out of or pertaining to the transactions contemplated by this Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time; provided, however, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any such claims.

5.21    Eminent Domain Proceedings.
If, prior to the Closing Date, any condemnation or eminent domain proceeding has been threatened or commenced by any Governmental Body against any portion of the Property or Assets of the Company, then the Company shall promptly notify CWS and shall provide CWS with all relevant information concerning such proceedings. In the event that the condemnation or eminent domain proceeding relates to Property or Assets having a market value in excess of $500,000, each of CWS and the Company shall have the right either: (a) to terminate this Agreement without any further obligations of the Parties, including without limitation the payment of the Company Termination Fee or the CWS Termination Fee, by providing written notice to the other Party within thirty (30) days of receipt by CWS from the Company of the notice and the relevant information concerning such proceeding; or (b) to proceed to the Closing as provided herein. Nothwithstanding the foregoing, in the event that the condemnation or eminent domain proceeding relates to Property or Assets of the Company having a market value of less than $500,000 then neither CWS nor the Company shall have the right to terminate this Agreement pursuant to this Section 5.21.

6.	CONDITIONS OF CWS’ OBLIGATIONS
The obligations of CWS to be performed by it under this Agreement on the Closing Date shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions. Each condition may be waived in whole or in part only by written notice of such waiver from CWS to the Company.
6.1    Required Approvals.
(a)    This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by: (i) the stockholders and the Board of Directors of the Company in the manner required by applicable Law and by the Company’s Articles of Incorporation and Bylaws (and certified to CWS by the Clerk of the Company); and (ii) a final and non-appealable order of the MPUC, in form and substance satisfactory to CWS in its reasonably exercised judgment.
(b)    Holders of no more than 5% of the Company Common Stock shall have exercised appraisal rights in accordance with the requirements of the Articles of Incorporation and Bylaws of the Company and applicable Laws.
6.2    Consents.
The consents listed on Schedule 3.7 hereto (other than an approval Order of the MPUC) shall have been obtained and shall remain in effect, which consents shall be all the consents or approvals required by Section 5.1 hereof and shall be in form and substance reasonably satisfactory to CWS.
6.3    Accuracy of Representations and Warranties; Performance by the Company.
(a)    The representations and warranties of the Company set forth in Section 3 of this Agreement not qualified as to materiality shall be true and correct in all material respects and such representations and warranties qualified as to materiality shall be true and correct in all respects, in each case as if made on and as of the Closing Date except for any representation or warranty made as of a specific date which shall be true and correct as of such date. CWS shall have received a certificate signed by an authorized officer of the Company, dated as of the Closing Date, certifying as to the foregoing.
(b)    The Company shall have performed or complied in all material respects with all covenants and agreements that are to be performed by or complied with by it under this Agreement at or prior to the Closing; and shall have delivered to CWS a certificate signed by an authorized officer of the Company certifying as to the fulfillment of the conditions set forth in this Section 6.3 with respect to the Company.
6.4    No Injunctions; Restraints or Litigation.
No applicable law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Body or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, provided, however, that CWS shall have used commercially reasonable efforts to oppose the entry of any such injunction or other order, and no action, suit, investigation, arbitration or other proceeding shall have been commenced which challenges, or seeks damages or other relief in connection with, this Agreement or any of the transactions contemplated hereby and which has not been finally concluded or dismissed with prejudice without the imposition of any finding or remedy that is reasonably expected to have a material financial impact on CWS or the Company that is not reasonably acceptable to CWS or the Company, as the case may be.
6.5    Delivery of Instruments of Title; Closing Documents
The Company shall have delivered to CWS the documents listed in Section 1.8 hereof, each of which shall be reasonably satisfactory in form and substance to CWS. All actions, proceedings, instruments and documents to be taken or delivered by Company in connection with the consummation of the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to CWS.
6.6    Clerk’s Certificate.
CWS shall have received a certificate, dated as of the Closing Date, signed by the Clerk of the Company and certifying as to: (i) the Company’s Articles of Incorporation and Bylaws; (ii) the incumbency of its officers executing this Agreement; and (iii) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance by each of them of this Agreement.
6.7    No Material Adverse Changes.
From the date of this Agreement, there shall not have occurred: (a) any material adverse change in the financial condition, business, Property, prospects, Assets, or results of operations of the Company from the information reflected in the Company Financial Statements; or (b) any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Company Material Adverse Effect.
6.8    Title Insurance Policy.
On the Closing Date, CWS shall have available to it, at its sole cost and expense and at regular rates, one or more owner’s title insurance policies or commitments to issue such policies or appropriate endorsements to existing policies as CWS may reasonably require (on the current ALTA Form B) with respect to the Property listed on Schedule 3.2(b), together with any reasonable and customary required endorsements, insuring that the Company holds marketable and/or insurable (at regular rates) fee simple title to or (solely with respect to leases) a good and valid leasehold interest in the Property as of the Closing Date, subject only to liens, easements, rights, restrictions, claims and other encumbrances listed on Schedule 1.5, which shall be reasonably acceptable to CWS.
6.9    Condition of Property.
On the Closing Date, except as disclosed herein, there shall be no judicial or administrative, eminent domain or other condemnation proceeding pending or, to Company’s Knowledge, threatened concerning the Property which could have a Company Material Adverse Effect.
6.10    Resignations.
On or before the Closing, the Company shall have delivered to CWS written resignations of the officers and directors of Company specified in Section 5.15 hereof, all to be effective as of the Effective Time.
6.11    Opinions of Counsel.
(a)    CWS shall have received an opinion of Verrill Dana LLP, as legal counsel to the Company, regarding certain corporate law matters, dated the Closing Date, substantially in the form of Schedule 1.8 hereto.
(b)    CWS shall have received a legal opinion from Murtha Cullina LLP, as legal counsel to CWS, dated as of the Closing Date and addressed to CWS, to the effect that for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to CWS may rely upon the tax representation letters referred to in Section 5.19 hereof.
6.12    Registration Statement; NASDAQ Listing
(a)    The Registration Statement shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC.
(b)    The shares of CWS Common Stock to be issued in the Merger pursuant to Section 2.2 of this Agreement shall have been approved for listing (subject to official notice of issuance) on the NASDAQ.

7.	CONDITIONS OF THE COMPANY’S OBLIGATIONS
The obligations of the Company to be performed by it under this Agreement on the Closing Date shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions. Each condition may be waived in whole or in part only by written notice of such waiver from the Company to CWS.
7.1    Required Approvals.
(a)    This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by: (a) the stockholders of the Company, by the Board of Directors of CWS and by the shareholders and the Board of Directors of NewCo in the manner required by applicable Law and by their respective Certificate or Articles of Incorporation and Bylaws, as applicable; and (b) a final and non-appealable order of the MPUC, in form and substance satisfactory to the Company in its reasonably exercised judgment.
7.2    Accuracy of Representations and Warranties; Performance by CWS.
(a)    The representations and warranties of CWS and NewCo set forth in Section 4 of this Agreement not qualified as to materiality shall be true and correct in all material respects and such representations and warranties qualified as to materiality shall be true and correct in all respects, in each case as if made on and as of the Closing Date except for any representation or warranty made as of a specific date which shall be true and correct as of such date. The Company shall have received a certificate signed by an authorized officer of CWS, dated as of the Closing Date, certifying as to the foregoing.
(b)    CWS and NewCo shall have performed or complied in all material respects with all covenants and agreements that are to be performed by or complied with by them under this Agreement at or prior to the Closing; and shall have delivered to the Company a certificate signed by an authorized officer of CWS and NewCo certifying as to the fulfillment of the conditions set forth in this Section 7.2 with respect to CWS and NewCo.
7.3    No Injunctions; Restraints or Litigation.
No applicable law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Body or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, provided, however, that the Company shall have used commercially reasonable efforts to oppose the entry of any such injunction or other order, and no action, suit, investigation, arbitration or other proceeding shall have been commenced which challenges, or seeks damages or other relief in connection with, this Agreement or any of the transactions contemplated hereby and which has not been finally concluded or dismissed with prejudice without the imposition of any finding or remedy that is reasonably expected to have a material financial impact on CWS or the Company that is not reasonably acceptable to CWS or the Company, as the case may be.
7.4    Secretary’s Certificates.
The Company shall have received certificates, dated as of the Closing Date, signed by the Secretary of CWS and the Clerk of NewCo and certifying as to: (i) the Certificate or Articles of Incorporation and Bylaws of CWS and NewCo; (ii) the incumbency of the officers of CWS and NewCo executing this Agreement; and (iii) the resolutions of the Board of Directors of CWS and NewCo authorizing the execution, delivery and performance by each of them of this Agreement.
7.5    Form of Documents.
All actions, proceedings, instruments and documents to be taken or delivered by CWS in connection with the consummation of the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Company.

7.6    Opinion of Counsel.
The Company shall have received a legal opinion from Verrill Dana LLP, legal counsel to the Company, dated as of the Closing Date, to the effect that for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Company may rely upon the tax representation letters referred to in Section 5.19 hereof.
7.7    Registration Statement; NASDAQ Listing.
(a)    The Registration Statement shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC.
(b)    The shares of CWS Common Stock to be issued in the Merger pursuant to Section 2.2 of this Agreement shall have been approved for listing (subject to official notice of issuance) on the NASDAQ.

8.	TERMINATION; AMENDMENT AND WAIVER
8.1    Termination by Mutual Consent.
This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by mutual written consent of CWS, NewCo and the Company.
8.2    Termination by Either CWS or the Company.
This Agreement may be terminated by either CWS or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
(a)    if the Merger has not been consummated on or before March 31, 2013 (the "End Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date; and provided further that said End Date shall be extended, day for day, (i) for each day, if any, in excess of sixty (60) days between the date the CWS Registration Statement contemplated by Section 5.7(b) is filed with the SEC and declared effective by the SEC, and (ii) for each day, if any, necessary to allow a minimum of five (5) Business Days between the date of the Company Stockholders Meeting contemplated by Section 5.6 and said End Date;
(b)    if any Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such law or order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order;

(c)    if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof); or
(d)    pursuant to the provisions of Section 5.21 hereof.
8.3    Termination by CWS.
This Agreement may be terminated by CWS at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
(a)    if (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the covenants and agreements set forth in Section 5.10 hereof, (iv) the Company Board fails to reaffirm (publicly, if so requested by CWS) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, (v) a tender offer or exchange offer relating to Company Common Stock shall have been commenced by a Person unaffiliated with CWS and the Company shall not have sent to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that stockholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 8.3(a);
(b)    there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.3 hereof, and such breach, inaccuracy or failure is incapable of being cured by the End Date or, if capable of being so cured, has not been cured by the Company within ten (10) Business Days of the Company’s receipt of written notice of such breach, inaccuracy or failure from CWS (stating CWS’s intention to terminate this Agreement pursuant to this Section 8.3(b)); provided, however, that there is not then a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by CWS or NewCo pursuant this Agreement that would give rise to the failure of any of the conditions specified in Section 7.2 hereof; or
(c)    pursuant to Section 1.7 hereof.
8.4    Termination by the Company.
This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 8.4(b) immediately below, any approval of this Agreement by the stockholders of the Company):
(a)    if prior to the receipt of the Requisite Company Vote at the Company Stockholders Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including

Section 5.10(a) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall have paid to CWS any amounts due pursuant to Section 8.6(b) hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement;
(b)    there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by CWS or NewCo pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 7.2 hereof, and such breach, inaccuracy or failure is incapable of being cured by the End Date or, if capable of being so cured, has not been cured by CWS within ten (10) Business Days of CWS’s receipt of written notice of such breach, inaccuracy or failure from the Company (stating the Company’s intention to terminate this Agreement pursuant to this Section 8.4(b)); provided, however, that there is not then a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant this Agreement that would give rise to the failure of any of the conditions specified in Section 6.3 hereof; or
(c)    if (i) the conditions set forth in Section 6 hereof (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to CWS that all conditions set forth in Section 7 hereof have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 7 hereof and (iii) the Merger shall not have been consummated within five (5) Business Days after the date of delivery of such notice.
8.5    Notice of Termination; Effects of Termination.
(a)    The Party desiring to terminate this Agreement pursuant to this Section 8 (other than pursuant to Section 8.1 hereof) shall deliver written notice of such termination to each other Party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.5 (a) shall be effective immediately upon delivery of such written notice to the other Party.
(b)    If this Agreement is terminated pursuant to any provision of this Section 8, the Agreement will become void and of no further force and effect, with no Liability on the part of any Party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such Party) to any other Party hereto, except (i) Section 5.11, Section 5.20 this Section 8.5, Section 8.6, Section 8.7, Section 8.8 and Section 9 (and any related definitions contained in any such Sections) shall each remain in full force and effect following any termination of this Agreement in accordance with their respective terms; and (ii) subject to Section 8.5(e) and Section 8.6(d) hereof, neither the Company or CWS shall be relieved or released from any liabilities or damages arising out of its intentional and material breach of any provision of this Agreement.
(c)    Each of the Parties acknowledges and hereby agrees that the provisions of Section 8.6 and Section 8.7 of this Agreement are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the Parties would not have entered into this Agreement. If a Party shall fail to pay in a timely manner any amounts due pursuant to Section 8.6 or Section 8.7 hereof (the “Defaulting Party”), and, in order to obtain such payment, the other Party makes a claim against the Defaulting Party that results in a judgment against the Defaulting Party, the Defaulting Party shall pay to the other Party the reasonable costs and expenses of the other Party (including its reasonable attorneys' fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in Section 8.6 or Section 8.7 hereof, at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.
(d)    The Parties acknowledge and agree that in no event shall either the Company or CWS be obligated to pay the Company Termination Fee or the CWS Termination Fee, as the case may be, on more than one occasion.
(e)    Notwithstanding anything to the contrary in this Agreement, if CWS and NewCo fail, directly or indirectly, to effect the Closing for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company's sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against CWS, NewCo and any of their respective Affiliates, stockholders, officers, directors or Representatives (each a "CWS Related Party" and collectively, the "CWS Related Parties") for any breach, loss or damage shall be to terminate this Agreement pursuant to Section 8.4(b) or Section 8.4(c) hereof and receive payment of the CWS Termination Fee; and upon payment of such amount by CWS, neither the Company nor any other Person shall have any rights or claims against any of the CWS Related Parties under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the CWS Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall CWS or NewCo or any CWS Related Party have any liability under or in respect of this Agreement or the transactions related thereto in excess of an aggregate amount equal to the CWS Termination Fee.
8.6    Company Termination Fee.
(a)    If this Agreement is terminated by CWS pursuant to Section 8.3(a) hereof, then the Company shall pay to CWS as liquidated damages (by wire transfer of immediately available funds), within two (2) Business Days after such termination the sum of: (i) a termination fee of two hundred thousand dollars ($200,000), plus, (ii) CWS's Expenses (as defined in Section 9.1 hereof) actually incurred by CWS on or prior to the termination of this Agreement ((i) and (ii) above collectively, the “Company Termination Fee”).
(b)    If this Agreement is terminated by the Company pursuant to Section 8.4(a) hereof, then the Company shall pay to CWS as liquidated damages (by wire transfer of immediately available funds), at or prior to such termination the Company Termination Fee.
(c)    If this Agreement is terminated (i) by CWS pursuant to Section 8.3(b) hereof, provided that the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (including any adjournment or postponement thereof) or (ii) by the Company or CWS pursuant to (x) Section 8.2(a) hereof and provided that the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (including any adjournment or postponement thereof) or (y) Section 8.2(c) hereof and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination (in the case of termination pursuant to Section 8.2(a) or Section 8.3(b)) or the Company Stockholders Meeting (in the case of termination pursuant to Section 8.2(c)), a Takeover Proposal shall (1) in the case of a termination pursuant to Section 8.2(a) or Section 8.2(c), have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to Section 8.3(b), have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (B) within twenty-four (24) months following the date of such termination of this Agreement, the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to CWS (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Company Termination Fee (it being understood for all purposes of this Section 8.6(c), all references in the definition of Takeover Proposal to 20% shall be deemed to be references to "more than 50%" instead). If a Person (other than CWS) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the Company Stockholders Meeting, as applicable, and, within twenty-four (24) months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been "not withdrawn" for purposes of clauses (1) and (2) of this paragraph (c).
(d)    Notwithstanding anything to the contrary in this Agreement, if the Company fails, directly or indirectly, to effect the Closing for any or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) then CWS’s and NewCo’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company and any of its Affiliates, stockholders, officers, directors or Representatives (each a “Company Related Party”) for any breach, loss or damage shall be to terminate this Agreement pursuant to Section 8.3(a) or Section 8.3(b) hereof and receive payment of the Company Termination Fee; and upon payment of such amount by the Company, neither CWS nor NewCo nor any other Person shall have any rights or claims against any of the Company Related Parties under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall the Company or any Company Related Party have any liability under or in respect of this Agreement or the transactions related thereto in excess of an aggregate amount equal to the Company Termination Fee.
8.7    CWS Termination Fee.
If the Company terminates this Agreement pursuant to Section 8.4(b) or Section 8.4(c) hereof, then CWS shall pay to the Company as liquidated damages by wire transfer of immediately available funds within two (2) Business Days after such termination the sum of (a) a termination fee of two hundred thousand dollars ($200,000) and (b) the Company’s Expenses actually incurred by the Company on or prior to the termination of this Agreement ((a) and (b) above collectively, the “CWS Termination Fee”).

9.	MISCELLANEOUS PROVISIONS
9.1    Definitions.
For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:
"Acceptable Confidentiality Agreement" means a confidentiality agreement that contains confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement.
"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, "control" (including, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.
"Agreement" has the meaning set forth in the Preamble.
“Applicable Environmental Laws” means any federal, state or local law, statutes, rule, regulation, ordinance, code, judgment or order relating to the protection of the environment or, as relating to exposure to Hazardous Substances, human health and safety and includes, but is not limited to, CERCLA (42 U.S.C. § 9601, et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Safe Drinking Water Act of 1990 (33 U.S.C. § 2701 et seq.), the Maine Hazardous Waste, Septage and Solid Waste Management Act (Title 38, Chapter 13), Uncontrolled Hazardous Substance Sites (Title 38, Chapter 13-B), the Maine Asbestos Law (38 MRSA §1271 - §1284), Reporting & Disclosure Requirements establishing the requirements for reporting to the Maine Department of Environmental Protection if contamination is present at a property (38 MRSA 343-F), and Maine Underground Oil Storage Facilities and Groundwater Protection (38 MRSA § 561 et seq. – Subchapter 2-B), each as it has been interpreted or amended as of the Closing Date and the regulations promulgated pursuant thereto and in effect as of the Closing Date.
“Assets” has the meaning set forth in Section 3.2(b).
"Book-Entry Shares" has the meaning set forth in Section 2.2(a).
"Business Day" means any day, other than Saturday, Sunday or any day on which banking institutions located in Connecticut are authorized or required by Law or other governmental action to close.
"Closing" has the meaning set forth in Section 1.10.
"Closing Date" has the meaning set forth in Section 1.10.
"Code" has the meaning set forth in the Recitals.
"Company" has the meaning set forth in the Preamble.
"Company Acquisition Agreement" has the meaning set forth in Section 5.10(a).

"Company Adverse Recommendation Change" has the meaning set forth in Section 5.10(a).
“Company Benefit Plans” has the meaning set forth in Section 3.20(a).
"Company Board" has the meaning set forth in Section 3.4(b).
"Company Board Recommendation" has the meaning set forth in Section 3.6(b).
"Company Common Stock" has the meaning set forth in Section 2.1(b).
"Company Continuing Employees" has the meaning set forth in Section 5.9(a).
“Company Material Adverse Effect” shall mean and include any effect, event, development or change which, individually or together with any other effects, events, developments or changes, either: (i) has a material adverse effect on the business, financial condition, assets and liabilities, prospects or results of operations of the Company taken as a whole, other than any effect, event, development or change resulting from (A) changes in applicable Law or GAAP or the enforcement or interpretation thereof, (B) any action taken by the Parties that is expressly permitted by the terms of this Agreement or to which CWS has consented in writing, (C) changes generally affecting the water utility industry (provided, in the cases of clauses (A) or (C), such effects, events, developments or changes do not disproportionately adversely affect the Company relative to other similarly-situated businesses, in which case such disproportionate effects, events, developments or changes may be taken into account in determining whether or not a Company Material Adverse Effect has occurred); or (ii) that prevents or materially adversely affects the ability of the Company to consummate the Merger and any of the other transactions contemplated by this Agreement or to perform any of its obligations under this Agreement.
“Company Related Party” has the meaning set forth in Section 8.6(d).
"Company Stockholders Meeting" means the special meeting of the Stockholders of the Company to be held to consider the adoption of this Agreement.
“Company Termination Fee” has the meaning set forth in Section 8.6(a).
“CWS Share Price” has the meaning set forth in Section 2.1(c).
“CWS Termination Fee” has the meaning set forth in Section 8.7.
"Dissenting Shares" has the meaning set forth in Section 2.1(d).
“DOL” means the United States Department of Labor.
"Effective Time" has the meaning set forth in Section 1.10(b).
"End Date" has the meaning set forth in Section 8.2(a).
“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations adopted thereunder.
"Exchange Act" shall mean the Securities and Exchange Act of 1934, as amended, and the regulations adopted thereunder.
"Exchange Agent" has the meaning set forth in Section 2.2(a).
“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).
"Expenses"  means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing and mailing of the Registration Statement and the Proxy Statement/Prospectus, or in connection with other regulatory approvals, and all other matters related to the Merger other transactions contemplated hereby.
“FINRA” means the Financial Institution Regulatory Authority.
“GAAP” has the meaning set forth in Section 3.11.
“Governmental Body” has the meaning set forth in Section 3.1.
"Indemnified Parties" has the meaning set forth in Section 5.20.
“IRS” means the United States Internal Revenue Service.
"Knowledge" means, when used with respect to the Company, the actual knowledge of any officer or director of the Company, after due inquiry.
"Laws" means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Body.
"Liability" shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).
"MBCA" has the meaning set forth in Section 1.1.
"Merger" has the meaning set forth in Section 1.1.

"Merger Consideration" has the meaning set forth in Section 2.2(b).
“Multiemployer Plan” has the meaning set forth in Section 3.20(i).
“Multiple Employer Plan” has the meaning set forth in Section 3.20(i).
“NASDAQ" has the meaning set forth in Section 2.1(c).
“NewCo” has the meaning set forth in the Preamble.
"Notice Period” has the meaning set forth in Section 5.10(d).
“Order” means any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Body, whether temporary, preliminary or permanent.
“PBGC” means the United States Pension Benefit Guaranty Corporation.
“Permitted Debt” has the meaning set forth in Section 3.1(d).
“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).
“Proxy Statement/Prospectus” has the meaning set forth in Section 5.7(a).
“Qualified Company Benefit Plan” has the meaning set forth in Section 3.20(d).
“Registration Statement” has the meanings set forth in Section 5.7(a).
“Requisite Company Vote” has the meaning set forth in Section 3.6(c).
“Subsidiary” means an Entity of which another Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
“Superior Proposal” means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company's consolidated assets or a majority of the outstanding Company Common Stock, that the Company Board determines in good faith (after consultation with outside legal counsel) is more favorable from a financial point of view to the holders of Company Common Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by CWS during the Notice Period set forth in Section 5.10(d).
"Surviving Corporation" has the meaning set forth in Section 1.1.
"Takeover Proposal" means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than CWS or any of its subsidiaries, including NewCo) relating to any (a) direct or indirect acquisition of assets of the Company, but excluding sales of assets in the ordinary course of business) equal to twenty percent 20%) or more of the fair market value of the Company's consolidated assets or to which twenty percent (20%) or more of the Company's net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of twenty percent (20%) or more of the Company Common Stock, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the Company Common Stock, (d) merger, consolidation, other business combination or similar transaction involving the Company, pursuant to which such Person would own twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.
“Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value‑added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or fee, and any related charge or amount (including any fine, penalty, or interest), imposed, assessed, or collected by or under the authority of any Governmental Body.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Tax Ruling” shall have the meaning set forth in Section 3.17(f).
“Taxing Authority” means any Governmental Body having jurisdiction in matters relating to Tax matters.
9.2    Amendment.
This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote, by written agreement signed by each of the Parties hereto; provided, however, that following the receipt of the Requisite Company

Vote, there shall be no amendment or supplement to the provisions of this Agreement which by applicable Law or in accordance with the rules of any relevant securities exchange or self regulatory organization would require further approval by the holders of Company Common Stock without such approval.
9.3    Extension; Waiver.
At any time prior to the Effective Time, either Party may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
9.4    Entire Agreement.
This Agreement, together with the schedules, any exhibits attached hereto (each, an “Exhibit”), and the confidentiality agreement, dated March 29, 2012 (the “Confidentiality Agreement”), by and between the CWS and the Company, and the other transaction documents, sets forth the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated herein and the other matters set forth herein and supersedes all prior agreements or understandings, oral or written, among the Parties regarding those matters.
9.5    Interpretation; Construction.
(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a section, exhibit or schedule, such reference shall be to a section of, exhibit to or schedule of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." A reference in this Agreement to $ or dollars is to U.S. dollars. A reference in this Agreement to “days” refers to calendar days, unless otherwise indicated. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to "this Agreement" shall include the Company’s disclosure schedules.
(b)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
9.6    Governing Law.
This Agreement shall be governed by and construed in accordance with the internal laws of the State of Maine without giving effect to any choice or conflict of law provision or rule (whether of the State of

Maine or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Maine.
9.7    Assignments and Successors.
Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, except that NewCo may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to CWS or to any direct or indirect wholly owned subsidiary of CWS. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.
9.8    Notices.
All notices that are required or permitted hereunder shall be in writing and shall be sufficient if personally delivered or sent by mail, facsimile message or Federal Express or other nationally recognized delivery service. Any notices shall be deemed given upon the earlier of the date when received at, or the third (3rd) calendar day after the date when sent by registered or certified mail, or the day after the date when sent by Federal Express to, the address or fax number set forth below, unless such address or fax number is changed by notice in accordance herewith to the other parties hereto:

If to the Company to:	Biddeford and Saco Water Company Attention: C.S. Mansfield, Jr., President 181 Elm Street Biddeford, ME 04005 Fax: (207) 282-1544
with a copy to:	Alan D. MacEwan, Esq. Verrill Dana LLP One Portland Square P.O. Box 586 Portland, ME 04112 Fax: (207) 774-7499
If to CWS or NewCo to:	Connecticut Water Service, Inc. Attention: Eric W. Thornburg President and Chief Executive Officer 93 West Main Street Clinton, CT 06413 Fax: (860) 669-5579
With a copy to:	Edward B. Whittemore, Esq. Murtha Cullina LLP CityPlace I,185 Asylum Street Hartford, CT 06103 Fax: (860) 240-6150
9.9    Severability.
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
9.10    No Survival of Representations and Warranties; No Recourse.
CWS and the Company agree that the representations and warranties contained in Section 3 or

Section 4 of this Agreement or in any certificate delivered by the Company or CWS and NewCo hereunder shall not survive the Effective Time, and no officer, director, shareholder, employee, agent or Affiliate of the Company or of CWS shall be under any personal liability or obligation whatsoever with respect to any representation or warranty or any covenant or agreement of the Company or CWS contained in this Agreement or in any certificate delivered hereunder.
9.11    No Additional Representations.
CWS and the Company agree that, other than the representations, warranties, covenants and agreements of the Company or CWS and NewCo as the case may be, expressly set forth in this Agreement, the Company and CWS and its subsidiaries and their respective Representatives and Affiliates have not made, nor shall any of them be deemed to have made, any representation, warranty, covenant or agreement, express or implied, to either CWS or the Company, as the case may be, with respect to (i) the Company or CWS or any of their respective subsidiaries and Affiliates, as the case may be, (ii) the business of the Company or of CWS or any of their respective subsidiaries or Affiliates, as the case may be, or (iii) any of the transactions contemplated by this Agreement.
9.12    No Third-Party Rights.
This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that after the Effective Time of the Merger, (i) the former stockholders of the Company shall be third party beneficiaries of and entitled to enforce Section 5.19(a) hereof against CWS in the event of CWS’ breach of the covenants contained in such section, and (ii) the Indemnified Parties shall be third party beneficiaries and entitled to enforce Section 5.20 hereof, and provided further, that no consent of the Indemnified Parties shall be required to amend any provisions of this Agreement prior to the Effective Time.
9.13    Remedies.
Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a Party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.
9.14    Enforcement.
Notwithstanding anything to the contrary in this Agreement, the Parties agree that they shall not be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement or to enforce specifically the terms hereof.
9.15    Exclusive Jurisdiction; Venue; Waiver of Jury Trials.
(a)    In any action or proceeding between any of the Parties arising out of or relating to this

Agreement or any of the transactions contemplated herein, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Courts of Maine or to the extent such courts do not have subject matter jurisdiction, the United States District Court for the District of Maine, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 9.15(a), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, and (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.8 hereof.
(b)    Each of the Parties irrevocably waives any and all rights to trial by jury in any action or proceeding between the Parties arising out of or relating to this Agreement and the transactions contemplated by this Agreement.
9.16    Counterparts; Effectiveness.
This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when each Party to the Agreement has received counterparts signed by all of the other Parties hereto. Any signature on this Agreement or any related instrument or agreement that is delivered by facsimile or by electronic data file shall have the same effect as an original.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the date first above written.

BIDDEFORD AND SACO WATER COMPANY By: /s/ C.S. Mansfield, Jr. Name: C.S. Mansfield, Jr. Title: President	CONNECTICUT WATER SERVICE, INC. By: /s/ Eric W. Thornburg Name: Eric W. Thornburg Title: President and CEO
OAC INC. By: /s/ Eric W. Thornburg Name: Eric W. Thornburg Title: President and CEO